UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X      Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes              No    X

EXECUTION COPY

Banco Comercial Português, S.A.

BCP Investimento - Banco Comercial Português de Investimento, S.A.

Caixa - Banco de Investimento, S.A.

Caixa Geral de Depósitos, S.A.

Goldman Sachs International

Morgan Stanley & Co. International Limited

and

UBS Limited

Rights Offering of EDP-Electricidade de Portugal, S.A.

UNDERWRITING AGREEMENT

July 29, 2004

EDP-Electricidade de Portugal, S.A.

Ordinary Shares

(nominal value €1 per Share)

Underwriting Agreement

July 29, 2004

Banco Comercial Português, S.A.

Praça D. João I, 28,

4000-434 Porto

BCP Investimento - Banco Comercial Português de Investimento, S.A.

Av. José Malhoa, Lote 1686

1070-157 Lisbon

Caixa Geral de Depósitos, S.A.

Av. João XXI, 63

1000-300 Lisbon

Caixa - Banco de Investimento, S.A.

Rua Barata Salgueiro, 33

1269-057 Lisbon

Goldman Sachs International

Peterborough Court

133 Fleet Street

London EC4A 2BB

Morgan Stanley & Co. International Limited

25 Cabot Square

Canary Wharf

London E14 4QA

and

UBS Limited

1 Finsbury Avenue

London EC2M 2PP

As representatives of the several underwriters named in Schedule I hereto

Ladies and Gentlemen:

EDP-Electricidade de Portugal, S.A., a sociedade anónima organized under the laws of the Portuguese Republic (the “Company”), will offer to holders (the “Shareholders”) of its ordinary shares of nominal value €1 per share (the “Shares”) and to holders of its American Depositary Shares (“ADSs”), a number of new ordinary shares or new ADSs (the “Offered ADSs”), respectively, (collectively, the “Offered Shares”, save as context otherwise requires) for subscription through exercise of transferable rights (in the case of Shares, the “Share Rights” and in the case of ADSs, the “ADS Rights”, collectively the “Rights”) ) granted pro rata to holders of Shares or ADSs of record following the close of trading on Euronext Lisbon on the Record Date (as defined below) for the Rights Offering, in an exact number, and for subscription at a price, to be determined pursuant to this Agreement (the “Rights Offering”) up to a maximum aggregate offering amount of €1.2 billion.

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Subject to the terms and conditions stated herein, Banco Comercial Português, S.A., Caixa - Banco de Investimento, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited and the several underwriters named in Schedule I hereto (together, the “Underwriters”), acting as agents in the name and on the account of the Nominee Subscribers (as defined below), or acting for themselves, respectively, propose to procure subscribers for, or failing which to subscribe for, in all cases pro rata to their respective commitments set out in Schedule I hereto, and the Company proposes to issue to any such subscribers or to the Underwriters, as the case may be, the Remaining Offered Shares (as defined below) at the subscription price (the “Subscription Price”) as agreed in the Pricing Supplement between the Company and the Underwriters to be executed on the Pricing Date (both as defined below), which Subscription Price in no event will be less than €1 per Share. The Underwriters shall pay to the Company the aggregate Subscription Price and the Company shall deliver to the Underwriters the Remaining Offered Shares and shall pay to the Underwriters and the Joint Global Coordinators, as applicable, the commissions, expenses and applicable taxes as provided herein.

The Shares will trade with subscription rights on Euronext Lisbon - Sociedade Gestora de Mercados Regulamentados S.A. (“Euronext Lisbon”) and the ADSs may trade with subscription rights on the New York Stock Exchange (“NYSE”) until the Record Date. The fourth Business Day (as defined below) prior to the first day of the Subscription Period (as defined below) will hereinafter be referred to as the “Record Date”. The period during which Offered Shares may be subscribed for pursuant to the exercise of Rights shall hereinafter be referred to as the “Subscription Period”. The Share Rights are expected to trade on Euronext Lisbon and the ADS Rights, if they are traded on the NYSE, may trade thereon commencing as of the first date of the Subscription Period. Each Right includes additionally an oversubscription right (the “Oversubscription Right”) to subscribe for a portion of any Offered Shares that are not subscribed for pursuant to the initial exercise of Rights.

The “Exercised Offered Shares” shall be the aggregate number of Offered Shares that have been subscribed for by Shareholders or their respective transferees of Rights, pursuant to the exercise of the Rights (the “Exercising Holders”). The “Remaining Offered Shares” shall be the aggregate number of Offered Shares less the Exercised Offered Shares, which number of Remaining Offered Shares shall be notified to the Underwriters by the Company on the Subscription Date and the Determination Date in accordance with Section 2.

The Remaining Offered Shares shall be allotted to prospective subscribers, including the Nominee Subscribers, who have agreed with the Underwriters to subscribe for such Remaining Offered Shares prior to or on the Subscription Date (as defined below) and any Remaining Offered Shares not subscribed for by such subscribers will be subscribed for by the Underwriters. The Portuguese financial intermediaries that will act as the rights offering coordinators will be BCP Investimento - Banco Comercial Português de Investimento, S.A. (hereinafter “Millennium bcp investimento”) and Caixa - Banco de Investimento, S.A. (hereinafter “Caixa - Banco de Investimento”) (together the “Rights Offering Coordinators”). Millennium bcp investimento will act as settlement agent (the “Settlement Agent”).

The Underwriters and the Joint Global Coordinators (as defined below) hereunder are simultaneously entering into an Agreement among Underwriters (the “Agreement among Underwriters”), which provides, among other things, that Millennium bcp investimento, Caixa - Banco de Investimento, Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited shall act as joint global coordinators (the “Joint Global Coordinators”) of the Rights Offering.

The Offered Shares will be offered outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”), and in the United States, in the form of Offered ADSs, through an offering registered under the Securities Act.

Two forms of documents are to be used in connection with the Rights Offering: (i) an offering circular dated the Pricing Date relating to the Offered Shares to be offered in certain jurisdictions outside of Portugal, constituting the International Offering Circular (as defined in Section 1(a)(i)

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below) and (ii) a Portuguese language offering circular, relating to the Offered Shares to be offered in Portugal (the “Portuguese Offering Circular”). The Portuguese Offering Circular will be substantially similar to the International Offering Circular, except for the inclusion of certain information required by Portuguese regulation, the exclusion of certain information not required to be included under Portuguese regulation, the use of a different style and format and the use of the Portuguese language. References herein to any “Offering Circular” or the “Offering Circulars”, shall include the International Offering Circular and the Portuguese Offering Circular, whether in preliminary or final form, and whether amended or supplemented, in each case.

On June 30, 2004, the Company filed with the Securities and Exchange Commission (the “Commission”) an annual report on Form 20-F for the year ended December 31, 2003 (the “Form 20-F”). On July 7, 2004, the Company filed with the Commission a registration statement on Form F-3 in the form of a shelf registration statement in respect of the Offered Shares, among other securities, such registration statement (being defined in Section 1(a)(i) below as the “Registration Statement”).

The term “Disclosure Documents”, as used herein, shall refer to:

(a)	as at the date of this Agreement, the Registration Statement, including the Form 20-F and any Forms 6-K furnished by the Company to the Commission from June 30, 2004 to and including the date hereof which have been incorporated by reference therein; and

(b)	as at the Pricing Date, the Determination Date and the Closing Date, the Offering Circulars and the Registration Statement, including the Form 20-F and any Forms 6-K furnished by the Company to the Commission from June 30, 2004 to and including the respective date which have been incorporated by reference therein.

Any Offered ADSs to be issued in connection with the Rights Offering are to be issued pursuant to a deposit agreement (the “Deposit Agreement”), dated as of June 16, 1997 and as amended by Amendment No.1 dated as of September 8, 2000, among the Company, Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the American Depositary Shares issued under such agreement. Each Offered ADS will initially represent the right to receive ten Ordinary Shares deposited pursuant to the Deposit Agreement.

References to this Agreement shall be deemed to include the Pricing Supplement (as defined below) from and after the execution of the Pricing Supplement.

1.	(a) The Company represents and warrants to and agrees with each of the Underwriters as set forth below. Each representation, warranty and agreement in this Section shall be made as of the date of this Agreement, as of the Pricing Date, as of the Determination Date and as of the Closing Date, except for representation, warranty and agreement (xxxix) which is not being made as of the date hereof.

(i)	A registration statement and related base prospectus (the “Base Prospectus”) on Form F-3 (Commission File No. 333-117209) in respect of the registration of certain equity and debt securities, including the Shares, and the offering thereof from time to time was filed with the Commission pursuant to Rule 415 of the Securities Act on July 7, 2004 (the “Initial Registration Statement”); such registration statement as amended at the time it became effective and, if any post-effective amendment is filed with respect thereto, as amended by each such post-effective amendment and each related registration statement, if any filed pursuant to Rule 462(b) under the Securities Act (a “462(b) Registration Statement”), in each case including the exhibits thereto and any documents incorporated by reference therein, each in the form to be or heretofore delivered to you, have been declared effective by the Commission in such form; and, if applicable, since the time the Registration Statement became effective, no stop order suspending the

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effectiveness of such registration statement has been issued and, to the best of the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission; any final prospectus supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act including any documents incorporated by reference therein is hereinafter called a “Prospectus Supplement”; the various parts of the Initial Registration Statement, including all exhibits thereto, any documents incorporated by reference therein and the information contained in the Prospectus Supplement filed with the Commission pursuant to Rule 424(b) under the Securities Act in accordance with Section 5(a) hereof and deemed to be part of the Initial Registration Statement at the time it was declared effective by virtue of Rule 430A under the Securities Act, and each related 462(b) Registration Statement, if any, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Prospectus Supplement, in the form first filed pursuant to Rule 424(b) under the Securities Act, together with the Base Prospectus, including any documents incorporated by reference therein is hereinafter called the “International Offering Circular”;

(ii)	No order preventing or suspending the use of any International Offering Circular has been issued by the Commission, and each International Offering Circular, at the time of filing thereof, conformed in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein;

(iii)	The Registration Statement conforms and will conform, as applicable, and the International Offering Circular and any further amendments or supplements to the Registration Statement or the International Offering Circular conform and will conform, as applicable, in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission thereunder and, as applicable, do not, and as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the International Offering Circular and any amendment or supplement thereto will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein; the Portuguese Offering Circular and any further amendments or supplements thereto conform and will conform, as applicable, in all material respects to the requirements of the Código dos Valores Mobiliários (Portuguese Securities Code) and the rules and regulations of the Comissão do Mercado de Valores Mobiliários (“CMVM”) thereunder and, as applicable, do not, and as of the applicable approval date and any amendment or supplement thereto will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that this representation and

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warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein;

(iv)	A registration statement on Form F-6 (File No. 333-7002) in respect of the ADSs, as amended on September 8, 2000, has been filed with the Commission; such registration statement in the form heretofore delivered to you has been declared effective by the Commission in such form; no other document with respect to such registration statement has heretofore been filed with the Commission; no stop order suspending the effectiveness of such registration statement has been issued and, to the best of the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendment thereto, when it becomes effective or is filed with the Commission, as the case may be, will conform, in all material respects, to the requirements of the Securities Act and the rules and regulations of the Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;

(v)	the Deposit Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles and, with respect to enforceability in Portugal, subject to translation into Portuguese by a sworn translator; upon issuance by the Depositary of Offered ADSs against the deposit of Offered Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such Offered ADSs will be duly and validly issued and the persons in whose names the Offered ADSs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the Offered ADSs conform or will conform in all material respects to the descriptions thereof contained in the Offering Circulars;

(vi)	The Form 20-F, at the time of filing thereof, conformed in all material respects to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the Commission thereunder;

(vii)	The Disclosure Documents do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter expressly for use therein;

(viii)	The Company will prepare the Offering Circulars for use in connection with the Rights Offering; the Portuguese Offering Circular will be substantially similar to the International Offering Circular, except for the inclusion of certain other information required by Portuguese regulation, the exclusion of

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certain information not required by Portuguese regulation, including, without limitation, certain documents incorporated by reference in the Registration Statement and the Base Prospectus, the use of a different style and format and the use of the Portuguese language;

(ix)	Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included in the Disclosure Documents any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Documents or as does not, individually or in the aggregate, have a material adverse effect on the general affairs, management, consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and, since the respective dates as of which information is given in the Disclosure Documents, there has not been any change in the share capital or an increase in the long-term debt of the Company or any of its subsidiaries or any material adverse change, or any development involving a prospective material adverse change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Disclosure Documents;

(x)	The Company and its subsidiaries have good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Disclosure Documents or such as do not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as do not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xi)	The Company has been duly incorporated and is validly existing as a sociedade anómina under the laws of the Republic of Portugal, with power and authority (corporate and other) to own, use, lease and operate its properties and conduct its business as described in the Disclosure Documents, and, to the extent contemplated by such laws, if any, has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties or conducts any business, except for any failure to so qualify or be in good standing that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xii)	Each of EDP Gestão da Produção de Energia, S.A. and EDP Distribuição Energia, S.A. (each, a “Significant Subsidiary”) has been duly incorporated and is validly existing as a sociedade anómina in good standing under the laws of the Portuguese Republic to own, use, lease and operate its properties and conduct its business as described in the Disclosure Documents, and, to the extent contemplated by such laws, if any, has been duly qualified as a foreign corporation for the transaction of business and is in good standing

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under the laws of each other jurisdiction in which it owns or leases properties or conducts any business, except for any failure to so qualify or be in good standing with respect to any subsidiary that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and each other subsidiary of the Company has been duly organized and is validly existing as a company under the laws of its jurisdiction of organization, to the extent contemplated by such laws, if any, except for any failure to be so duly organized or validly existing that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xiii)	The Company has an issued share capital as set forth in the Disclosure Documents, and all of the issued Shares of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform in all material respects to the description thereof in the Disclosure Documents; and all of the issued share capital of each subsidiary of the Company has been duly and validly authorized and issued, is fully paid and non-assessable and (except as set forth in the Disclosure Documents) is owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except for any failure with respect to any subsidiary that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; the Offered Shares will, upon payment of the Subscription Price, their issuance by notarial deed and registration of the issuance with the competent Portuguese Commercial Registry and their inscription in the book entry accounts of the Central de Valores Mobiliários (“CVM”) be duly and validly authorized and issued, fully paid and non-assessable and conform in all material respects to the description thereof in the Offering Circulars and the Registration Statement;

(xiv)	Except as described in the Disclosure Documents, the holders of outstanding Shares are not entitled to preemptive or other rights to acquire Offered Shares or Offered ADSs; except as described in the Disclosure Documents, there are no outstanding securities convertible into or exchangeable for, or warrants, rights or options to purchase from the Company, or obligations of the Company to issue, Shares, or ADSs or any other class of capital stock of the Company; there are no restrictions on subsequent transfers of the Shares or ADSs under the laws of Portugal except as described in the Disclosure Documents; and the Shares conform in all material respects to the descriptions thereof contained in the Offering Circulars and to the Registration Statement; the Rights will be duly and validly granted, and the persons to whom such Rights are allocated will be entitled to the Share Rights or the ADS Rights pursuant to Portuguese law, the Articles of Association of the Company and the Deposit Agreement, as applicable, and the Share Rights will be tradable through Euronext Lisbon.

(xv)	All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental ministry, department, agency or body or any stock exchange authorities (hereinafter referred to as a “Governmental Agency”) having jurisdiction over the Company or any of its subsidiaries or any of their properties or operations or any stock exchange authorities (hereinafter referred to as “Governmental Authorizations”) required for (A) the Offered Shares and the Offered ADSs to be duly and

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validly authorized and issued, (B) the execution, delivery and performance by the Company of this Agreement and the Deposit Agreement to be duly and validly authorized, (C) the listing of the Offered ADSs (and, for technical purposes only, but not for trading, the Shares) on the New York Stock Exchange and the Offered Shares on Euronext Lisbon and (D) the issue, publication, distribution or making available of the Offering Circulars and the Registration Statement have been or will be obtained or made and are or will be in full force and effect on the Pricing Date, and those required by the CMVM, Euronext Lisbon and the CVM in connection with the registration of the Rights Offering with the CMVM have been or will be obtained or made and are or will be in full force and effect on the day prior to the Record Date;

(xvi)	Under the current laws and regulations of Portugal, no authorizations by the Portuguese Government or any political subdivision thereof (collectively, the “Government”) expressly for use therein (including foreign exchange) are required for (A) the Company to declare and pay dividends on the Shares to the holders thereof and the Depositary in euro or (B) the conversion of any such dividends into foreign currency that may be freely transferred out of Portugal. Payment of all such dividends will be subject to withholding under the laws and regulations of Portugal, as described in the Disclosure Documents;

(xvii)	The transactions to be contemplated by the Privatization Decree Law in respect of the Rights Offering and the Council of Ministers Resolutions related thereto, the compliance by the Company with all of the provisions of this Agreement and the Deposit Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company or any of its subsidiaries is subject, except as disclosed in the Disclosure Documents and except for any conflict, breach, violation or default that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, nor will such action result in any violation of the provisions of the Articles of Association or By-laws of the Company or any statute or any decree, order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its Significant Subsidiaries or any of their properties or operations, except as disclosed in the Disclosure Documents and except for any violation that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and no Governmental Authorization of or with any such Governmental Agency is required for the consummation by the Company of the transactions contemplated by this Agreement and, in connection with the Rights Offering, the Deposit Agreement, except (A) the registration under the Securities Act of the Offered Shares and the Offered ADSs, (B) such Governmental Authorizations as will be or have been duly obtained and will be or are in full force and effect and copies of which will be or have been furnished to you, (C) such Governmental Authorizations as may be required under any laws of jurisdictions outside Portugal and the United States in connection with the subscription for and distribution of the Offered Shares by or for the account

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of the Underwriters, (D) the registration of the Rights Offering with the CMVM and consequently the approval by the CMVM of the Portuguese Offering Circular and the conduct of the Rights Offering; (E) the approval by Euronext Lisbon of the listing and admission to trading of the Offered Shares, (F) the registration of the Offered Shares by the Portuguese Commercial Registry and their inscription in the book-entry accounts of CVM, and (G) such Governmental Authorizations as may be required under state securities or Blue Sky laws.

(xviii)	Neither the Company nor any of its subsidiaries is in violation of its Articles of Association or By-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties or operations may be bound, except (A) as set forth in or contemplated by the Disclosure Documents or (B) any such violations or defaults that would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xix)	Except as described in the Disclosure Documents, the Company and each of its Significant Subsidiaries possesses all licenses, franchises, rights, concessions, permits, authorizations, approvals or orders of and from all Governmental Agencies necessary to own, use, lease and operate their properties and conduct their businesses as described in the Disclosure Documents, except for such licenses, franchises, rights, concessions, permits, authorizations, approvals or orders of and from Governmental Agencies the failure to obtain which would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, and has not received any written or oral notice of proceedings relating to the revocation or modification thereof; and neither the Company nor any of its Significant Subsidiaries is in violation of licenses, franchises, rights, concessions, permits, authorizations, approvals or orders of and from all Governmental Agencies necessary to own, use, lease and operate their properties and conduct their businesses as described in the Disclosure Documents or any statute or any decree, order, rule or regulation relating to its operations of any Governmental Agency having jurisdiction over the Company or any of its Significant Subsidiaries or any of their properties or operations, except for any violation which would not, individually or in the aggregate, have a material adverse effect on the consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xx)	Neither the Company nor any of its subsidiaries has taken or will take, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares and the Offered ADSs, except as customary in Portugal in accordance with Portuguese law and any stabilization agreement that may be entered into by the Company;

(xxi)	The statements set forth in the Offering Circulars and the Registration Statement under the captions “Articles of Association” and “Description of American Depositary Receipts”, insofar as they purport to constitute a summary of the terms of the Shares and the ADSs, respectively, and under

9

the captions “Regulation”, “Taxation” and “Underwriting”, insofar as they purport to summarize the material provisions of the laws and documents referred to therein, constitute a fair, true and accurate summary of such material provisions;

(xxii)	Other than as set forth in the Disclosure Documents, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, (A) if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a material adverse effect on the current or future consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, or (B) challenge the Rights Offering or any part thereof; and, to the knowledge of the Company, no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(xxiii)	Except as described in the Disclosure Documents, no holder of securities of the Company has rights to the registration of such securities under the Registration Statement or ADS Registration Statement (as defined below);

(xxiv)	The Company and each of its subsidiaries maintains insurance of the types and in amounts adequate for their business, all of which insurance is in full force and effect;

(xxv)	The Company is not and, after giving effect to the offering of the Offered Shares, will not be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended;

(xxvi)	The Company is not, and as a result of the application of the proceeds of the Rights Offering will not become, a passive foreign investment company within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended;

(xxvii)	PricewaterhouseCoopers, which has audited certain financial statements of the Company and its subsidiaries, are independent public accountants as required by the Securities Act and the rules and regulations of the Commission thereunder;

(xxviii)	The consolidated financial statements (including the related notes and schedules) of the Company and its consolidated subsidiaries included in the Disclosure Documents were prepared in accordance with generally accepted accounting principles in Portugal (“Portuguese GAAP”) and, where stated in the Disclosure Documents, have been reconciled in accordance with the Securities Act and the rules and regulations thereunder, with generally accepted accounting principles in the United States (“U.S. GAAP”), in each case consistently applied throughout the periods involved (except as otherwise stated therein) and fairly present the financial position and results of operations of the Company and its subsidiaries, on a consolidated basis, at the dates and for the periods presented. The selected financial data set forth under the caption “Selected Consolidated Financial Data”, which is contained in certain of the Disclosure Documents, fairly present, on the basis stated in such Disclosure Documents, the information included therein;

(xxix)	Except as disclosed in the Disclosure Documents and except for such matters that would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position, shareholders’ equity or

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results of operations of the Company and its subsidiaries, taken as a whole, (A) the Company has not violated and is not subject to liability under any laws, regulations, orders, rules, decrees or directives (including EU directives), relating to the protection of occupational health and safety, human health, the environment or otherwise relating to the generation, use, emission, handling or disposal of hazardous or toxic substances, coal and its residues and by-products, ash, sulfur dioxide, oxides of nitrogen or any other wastes, pollutants or contaminants regulated by law or any Governmental Authority (“Environmental Laws”); (B) the Company possesses all permits, authorizations, licenses and approvals necessary to the current and anticipated future conduct of its businesses required under any Environmental Law; and (C) the Company is not subject to any current or, to the knowledge of the Company, threatened claims, liabilities, costs, proceedings, investigations, operating restrictions or increased operating expenditures under any Environmental Laws;

(xxx)	Except as disclosed in the Disclosure Documents, the Company and its subsidiaries own or have the right to use all patents, patent applications, licenses, inventions, trademarks, trademark applications, trade names, service marks, copyrights, franchises, know-how, trade secrets, proprietary or other confidential information, systems or procedures and intangible properties and assets (collectively, “Intangibles”) necessary to conduct their business as presently conducted other than those Intangibles the loss of which would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position or results of operations of the Company and its subsidiaries, taken as a whole; neither the Company nor any of its subsidiaries has infringed or is infringing, and neither the Company nor any of its subsidiaries is aware of or has received or expects to receive, after giving effect to the offering and sale of the Offered Shares, notice of infringement of or conflict with asserted rights of others with respect to, Intangibles of others other than those infringements which would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position or results of operations of the Company and its subsidiaries, taken as a whole; to the best knowledge of the Company, there is no infringement by others of Intangibles of the Company or any of its subsidiaries other than those infringements which would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position or results of operations of the Company and its subsidiaries, taken as a whole; and the consummation of the transactions contemplated by this Agreement will not materially prejudice or affect the ability of the Company or any of its subsidiaries to obtain and/or maintain in good effect any Intangibles necessary to conduct its business as presently conducted;

(xxxi)	The Company and its subsidiaries have duly filed with the appropriate taxing authorities all tax returns, reports and other information (“Tax Returns”) that are required to be filed by them and each such Tax Return, when filed, was true, correct and complete in all material aspects and the Company and its subsidiaries have paid all taxes required to be paid by them and all assessments, fines or penalties received by the Company or any of its subsidiaries, except where the failure so to file or to pay would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; no tax deficiency has been assessed or proposed against the Company or any of its

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subsidiaries, other than such tax deficiency which would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole; and adequate charges, accruals and reserves have been provided for in the financial statements in respect of all taxes for all periods as to which the tax liability of the Company and its subsidiaries has not been finally determined or remains open to examination by applicable taxing authorities;

(xxxii)	No labor dispute with the employees of the Company or any of its Significant Subsidiaries exists or is threatened and neither the Company nor any of its subsidiaries is aware of any existing or threatened labor disturbance by the employees of any of its principal suppliers or contractors, except for labor disputes and disturbances that would not, individually or in the aggregate, have a material adverse effect on the business, consolidated financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole;

(xxxiii)	Except as set forth in the Disclosure Documents, no indebtedness (actual or contingent) and no contract or arrangement is outstanding between the Company and the Government or any agency or affiliate thereof that is material to the Company and its subsidiaries, taken as a whole;

(xxxiv)	The Company is subject to civil and commercial law with respect to its obligations under this Agreement and the Deposit Agreement, and the execution, delivery and performance of such agreements by it constitute private and commercial acts rather than public or governmental acts. Under the laws of Portugal, neither the Company nor, except as disclosed in the Disclosure Documents regarding reversionary and certain other assets held by the Company, any of its assets has any immunity (sovereign or otherwise) from set-off, the jurisdiction of any court of Portugal or any legal process in any court of Portugal (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), except that all of the Company’s assets which belong to the Portuguese Republic’s public domain (domínio público do Estado) and held by the Company under an administrative concession, as well as those assets of the Company which are attached to public utility purposes, are not available for the enforcement of judgment. To the best knowledge of the Company, no principle of public policy in Portugal is violated by any provision of this Agreement or the Deposit Agreement, including, without limitation, the indemnification and contribution provisions hereof and thereof;

(xxxv)	This Agreement, the Deposit Agreement and any other documents to be furnished hereunder or thereunder do not and, when executed and delivered, will not, contravene in any substantial aspect the laws of Portugal for the enforcement thereof against the Company under the laws of Portugal; and to ensure the legality, validity, enforceability and admissibility into evidence in Portugal of each of such agreements or any such other document, it is not necessary that any such agreements or any such other document be filed or recorded with any court or other authority in Portugal or be notarized or that any stamp tax, other than a stamp tax of €5 on each such agreement, be paid on or in respect thereof or that any other document be furnished thereunder, provided, however, that such agreements or documents may need to be translated into Portuguese;

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(xxxvi)	It is not necessary under the laws of Portugal (A) to enable the Underwriters or the Depositary, or any or all of them, to enforce their respective rights under this Agreement, the Deposit Agreement, the ADSs or any other documents to be furnished hereunder or thereunder or (B) solely by reason of the execution, delivery or consummation of this Agreement, the Deposit Agreement, the ADRs or any other documents to be furnished hereunder or thereunder, that any of them should be licensed, qualified or entitled to carry out business in Portugal;

(xxxvii)	No Underwriter will be deemed resident, domiciled, carrying on business or subject to taxation in Portugal solely by reason of the execution, delivery, consummation or enforcement of this Agreement, the Deposit Agreement, the ADRs evidencing ADSs or any other document to be furnished hereunder or thereunder;

(xxxviii)	There is no “substantial U.S. market interest” as defined in Rule 902(j) of Regulation S under the Securities Act for the Shares or any security of the same class or series with the Shares; and

(xxxix)	The Offered Shares are and will be fungible in all respects with Shares existing prior to the Rights Offering, including with respect to their tax treatment under Portuguese law and any necessary tax or government authority approvals in respect thereof have been received.

2. (a)	Subject to the terms and conditions and on the basis of the representations, warranties and agreements herein set forth, the Company agrees to issue to subscribers procured by the Underwriters or to the Underwriters, as the case may be, and each of the Underwriters severally and not jointly agrees with effect on the last day of the Subscription Period (the “Subscription Date”), acting as agents in the name and on the account of the Nominee Subscribers, or acting for themselves, respectively, to procure subscribers for, or failing which to subscribe for, in all cases pro rata to their respective commitments set out in Schedule I hereto as adjusted to eliminate fractional shares), a number of Offered Shares equal to the number of the Remaining Offered Shares to be determined on the Determination Date, at the Subscription Price, and to deposit on the Determination Date in the name of the Company in the Blocked Accounts (as defined below) and pay on the Settlement Date same day funds for value in the amount of the Subscription Price of the Remaining Offered Shares. The Underwriters undertake that the Subscription Price to be set forth in the Pricing Supplement (as defined below) shall in any event be equal to, or higher than, €1 per Share and shall represent a discount to the Theoretical Ex-Rights Price on the Pricing Date (“TERP”) of no less than 20% and no more than 30%.

(b)	On the Settlement Date (as defined below), the Company shall pay to the Underwriters a fee of 0.05% of the aggregate Subscription Price for the Offered Shares (including Offered Shares in the form of ADSs) subscribed for pursuant to this Agreement for each full week from the date hereof until the Pricing Date (the “Commitment Fee”), as compensation for their commitment hereunder. In the event this Agreement is terminated before the Settlement Date, the Commitment Fee will be equal to 0.05% of €1.2 billion (the approximate expected aggregate proceeds of the Rights Offering) for each full week from the date hereof until the date on which the Underwriters provide notice of termination of this Agreement under Section 11, 12 or 13 hereof. The Commitment Fee will be payable on the Settlement Date, or in the event of termination of this Agreement prior to the Settlement Date, as soon as practicable following the date on which the Joint Global Coordinators provide notice of termination of this Agreement under Section 11, 12 or 13 hereof.

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(c)	In addition to the Commitment Fee, on the Settlement Date, the Company shall pay for the account of the Underwriters a selling commission of 0.75% (the “Selling Commission”) and for the account of the Joint Global Coordinators a management commission of 0.75% (the “Management Commission”) of the aggregate Subscription Price for the Offered Shares (including Offered Shares in the form of ADSs) subscribed for pursuant to this Agreement. The Selling Commission payable by the Company shall increase by a percentage of the aggregate Subscription Price which shall be proportionately determined between the percentages stated as follows (the “Incremental Percentage”): (i) between 1.15% and 1.01%, in case the Offered Shares are sold at a discount to TERP of between 20% and 24.99%; (ii) between 1.00% and 0.91%, in case the Offered Shares are sold at a discount to TERP of between 25% and 29.99%; or (iii) 0.90%, in case the Offered Shares are sold at a discount to TERP of 30%.

(d)	In addition to the Commitment Fee, the Selling Commission and the Management Commission, the Company may also pay to the Joint Global Coordinators on the Settlement Date a discretionary incentive fee of 0.35% of the aggregate Subscription Price for the Offered Shares (the “Incentive Fee”).

(e)	The Commitment Fee, the Selling Commission and the Management Commission and, if any, the Incentive Fee, will, after adjustment for unreimbursed expenses and stabilization profits and losses, as set out below, be distributed among the Underwriters or the Joint Global Coordinators, as applicable, on a pro rata basis according to their respective underwriting commitments, provided that, in the case of Millennium bcp investimento, as Joint Global Coordinator, such distribution shall be pro rata to the underwriting commitment of Banco Comercial Português and in the case of Caixa - Banco de Investimento, as Joint Global Coordinator, such distribution shall be pro rata to the aggregate underwriting commitments of Caixa - Banco de Investimento and Caixa Geral de Depósitos, S.A.

(f)	On the eighth Business Day preceding the commencement of the Subscription Period (the “Pricing Date”) the Company and the Underwriters, subject, in the Underwriters’ discretion, to the condition that all representations and warranties and other statements of the Company applicable according to Section 1 of this Agreement are as of the Pricing Date true and correct and that the Company shall have furnished or caused to be furnished to the Underwriters on the Pricing Date certificates of officers of the Company satisfactory to the Underwriters as to the accuracy of such representations and warranties at and as of the Pricing Date and subject to Section 12(a), shall execute a pricing supplement (the “Pricing Supplement”) substantially in the form set forth in Annex A hereto, confirming the Subscription Price.

(g)	On the Subscription Date, the Company shall notify the Underwriters in writing (the “Interim Notice”) of the Rights Offering Coordinators’ interim calculation of the number of Remaining Offered Shares on the Subscription Date (the “Interim Remaining Offered Shares”) as provided to the Company by the Rights Offering Coordinators. The Interim Remaining Offered Shares shall be the difference between the aggregate number of Offered Shares and the aggregate number of Offered Shares estimated by the Rights Offering Coordinators to have been subscribed for at such time on the basis of the most recent figures transmitted to them by the other Portuguese financial intermediaries in the Rights Offering. Promptly upon receipt by the Underwriters of the Interim Notice, the Underwriters will submit to the Company a notice of their respective subscriptions (the “Interim Subscription Notice”) substantially in the form set forth in Annex B. The Interim Subscription Notice will confirm for each Underwriter its relevant subscription for the respective number of the Interim Remaining Offered Shares set out in such Interim Subscription Notice for each Underwriter, which shall be equal to the number of the Interim Remaining

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Offered Shares times the percentage (expressed as a decimal) set forth opposite the name of each Underwriter (each such number, the “Interim Underwriter’s Subscription”), provided, however that if an Interim Subscription Notice is not delivered to the Company or a Relevant Underwriter’s Subscription (as defined below) is not submitted with respect to an Underwriter on the Subscription Date, the provisions of Section 9 will apply.

(h)	The Company shall use reasonable endeavors not later than two hours after the Rights Offering Coordinators have informed the Company of the final number of Remaining Offered Shares (the “Remaining Offered Shares”), as determined by the Rights Offering Coordinators, to notify the Underwriters in writing (the “Determination Notice”) of such number (such date, the “Determination Date”). The Determination Date is expected to occur two Business Days following the Subscription Date.

(i)	If all the Offered Shares are subscribed for pursuant to the exercise of Rights, including the Oversubscription Rights, in the Rights Offering, the obligation of the Underwriters to subscribe for the Remaining Offered Shares under this Agreement shall thereupon terminate upon the receipt by the Company of the aggregate Subscription Price for such Offered Shares without prejudice to the Underwriters’ rights under subsection (b) hereof.

(j)	Promptly upon receipt of the Determination Notice, the Underwriters will submit to the Company a subscription confirmation order (the “Subscription Confirmation Order”) substantially in the form set forth in Annex C. The Subscription Confirmation Order will confirm for each Underwriter its relevant subscription for the respective number of the Remaining Offered Shares set out in the Subscription Confirmation Order for each Underwriter, which shall be equal to the number of the Remaining Offered Shares times the percentage (expressed as a decimal) set forth opposite the name of each Underwriter in Schedule I hereto (each such number, the “Relevant Underwriter’s Subscription”).

(k)	The Relevant Underwriter’s Subscriptions mentioned in the Subscription Confirmation Order shall be final and binding on the Company for all purposes and shall be considered as irrevocable subscriptions for such number of Remaining Offered Shares by each of the Underwriters or if a Relevant Underwriter’s Subscription is not confirmed with respect to an Underwriter on the Determination Notice the provisions of Section 9 shall apply.

(l)	Simultaneously with submitting the Subscription Confirmation Order, each of the Underwriters shall deposit with a bank account opened in the name of the Company (the “Blocked Accounts”) an amount equal to the respective Relevant Underwriter’s Subscription multiplied by the Subscription Price with respect to the number of Remaining Offered Shares subscribed for through each such Underwriter and shall promptly notify the Company thereof in writing (such notification being included in the Subscription Confirmation Order); provided that if any Underwriter fails to deposit an amount equal to its Relevant Underwriter’s Subscription multiplied by the Subscription Price in accordance with the foregoing, the Underwriters that have so deposited shall deposit an amount equal to the amount owed by the non-depositing Underwriter pro rata to the percentages set forth in Schedule I hereto (subject to adjustment pursuant to Section 9 hereof) up to an amount corresponding to the aggregate subscription price for one-eleventh of the aggregate number of all the Offered Shares.

(m)	The Company agrees that it will not be able to transfer or withdraw, or direct the transfer of or payment from, the funds deposited by the respective Underwriters in the Blocked Accounts before confirmation by such Underwriters of receipt by them or their respective Nominee Subscribers of their respective Relevant Underwriter’s

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Subscription (as defined below) on the Delivery Date (as defined below). Each of the parties hereto agrees that any interest earned on the funds on deposit in the Blocked Accounts shall accrue (i) prior to the Settlement Date, to the benefit of the Underwriters in accordance with the percentage set forth opposite the name of each Underwriter in Schedule I hereto (subject to adjustment in accordance with Section 9 hereof) and (ii) as of and following the Settlement Date, to the benefit of the Company. In the event that this Agreement is terminated at a time following the deposit of funds representing the Relevant Underwriter’s Subscriptions with the Blocked Accounts, but before delivery to each of the Underwriters or Nominee Subscribers of their respective Relevant Underwriter’s Subscription, the Underwriters may withdraw such funds from the Blocked Accounts immediately following the termination of the Agreement.

(n)	As soon as practicable following confirmation by the CVM that settlement may occur, and in any event no later than the third Business Day following the Determination Date, unless all parties hereto agree otherwise, the Underwriters shall transfer the funds deposited in the Blocked Accounts to a designated deposit account or accounts with the Settlement Agent in satisfaction of their obligations under subsection (a) hereof; following such transfer, on the same day, the Settlement Agent will transfer the Subscription Price to a bank account designated by the Company for payment in of aggregate subscription amount in respect of the Remaining Offered Shares (such date called the “Settlement Date”). Promptly upon receipt of such amount, the Company will transfer an amount equal to the Commitment Fees, the Management Commission and Selling Commission and, if any, the Incentive Fee expenses and applicable taxes to a bank account so designated by the Joint Global Coordinators in accordance with, and in satisfaction of its obligations under subsections (b), (c) and (d) hereof.

(o)	The subscription for the Remaining Offered Shares made by the Underwriters in the Subscription Confirmation Order in accordance with this Section 2 is governed by, and assisted with the right of substitution under, Portuguese law (cláusula para pessoa a nomear) which right of substitution can be exercised in favor of one or more final institutional investors (each the “Nominee Subscriber”) as defined in article 30 of the Portuguese Securities Code (Código dos Valores Mobiliários) prior to 17:00 hours Lisbon time on the Determination Date and, once exercised, has retroactive effects to the Subscription Date, provided that (i) the exercise of the rights of substitution shall be made by notice in writing to the Company substantially in the form of Annex D hereto (the “Substitution Notice”) prior to 17:00 hours Lisbon time on the Determination Date; (ii) the pro rata amounts of the payments made by the Underwriters are deemed to have been made for and on behalf of the Nominee Subscribers in respect of whom each substitution is being effected; and (iii) in order to be valid, the Substitution Notice shall be accompanied by a declaration of ratification from the Nominee Subscriber in the form of Annex E.

3.	After the Subscription Date, the several Underwriters propose to offer the Remaining Offered Shares for sale upon the terms and conditions set forth in this Agreement. Any resale of the Remaining Offered Shares by the Underwriters or any sub-underwriters appointed by the Underwriters will be for their own account and not on behalf of the Company or any Shareholders. In the process of procuring final subscribers or of reselling Offered Shares under the terms of this Agreement, the Underwriters shall conduct the allocations in consultation with the Company.

4.	(a) Issuance of the Remaining Offered Shares by the Company will be made by means of an execution of a notarial deed which shall be subsequently registered with the Commercial Registry (such execution of a notarial deed called the “Issuance”). The Company, after receiving any relevant information it has reasonably requested from

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the Underwriters in connection with the Issuance, including (without limitation) (i) the name and book-entry account details of an authorized financial intermediary for each of the Nominee Subscribers, as well as copies of the relevant Substitution Notices and declarations of ratification and (ii) evidence of the deposit of funds in the Blocked Accounts pursuant to clause (i) above, shall use its best efforts to ensure that Issuance occurs on the Determination Date. In the event that Issuance does not occur on the Determination Date, the Company shall use its best efforts to ensure that Issuance occurs no later than the Settlement Date.

(b)	The Company shall deliver the Remaining Offered Shares to an account or accounts of the Underwriters or Nominee Subscribers specified in the relevant Substitution Notices, within the clearance and settlement system of the CVM (the “Delivery Date”). The Company shall use its best commercial efforts to cause the Delivery Date to be no later than (i) the Settlement Date, in the event that Issuance occurs on the Determination Date, or (ii) the Business Day immediately following the Settlement Date, in the event that Issuance occurs on the Settlement Date, provided however, that in the event that the Company has complied with such best commercial efforts obligation, the Company shall not be liable for any delay in the Delivery Date. The Company shall use its best commercial efforts to cause the Offered Shares to be duly admitted to listing and trading on Euronext Lisbon and the Offered ADSs on the New York Stock Exchange on the Business Day immediately following the Delivery Date.

It is understood and agreed by the parties hereto that no delivery or transfer of Offered Shares to be subscribed for hereunder on the Settlement Date shall be effective until and unless payment therefor has been made pursuant hereto.

(c)	With respect to the Offered Shares to be delivered to Nominee Subscribers hereunder on the Delivery Date, the Underwriters, in the Substitution Notice, will designate a portion thereof to be locally delivered on behalf of investors to local custodians in Portugal participating in the CVM (any reference herein to “Offered Shares to be delivered by local delivery” shall be deemed to refer to Offered Shares as to which such a designation has been made) and, if so agreed with the Company, another portion thereof to be delivered in the form of ADSs, to The Depository Trust Company (“DTC”). Furthermore, if so agreed with the Company, with respect to all or a portion of the Offered Shares to be issued hereunder on the Issuance Date, the Joint Global Coordinators, on behalf of the several Underwriters, may elect to have Offered ADSs delivered and paid for hereunder in lieu of, and in satisfaction of, the Company’s obligation to offer to the several Underwriters, and the several Underwriters’ obligations to subscribe for the Offered Shares. Notice of such election shall be given by the Joint Global Coordinators to the Company by 9:00 a.m. (London time) on the Business Day preceding the Issuance Date, or such later time as the Company may agree (the “Notification Time”).

The Offered Shares to be delivered to each of the Underwriters hereunder on the Delivery Date and, if an election has been made in accordance with the preceding paragraph, the Offered ADSs to be subscribed for by each Underwriter on the Delivery Date, shall be delivered by or on behalf of the Company, as described in the next succeeding paragraph, against payment in euro by or on behalf of the several Underwriters of the aggregate Subscription Price in accordance with Section 2 above.

(d)	The documents to be delivered by or on behalf of the parties hereto pursuant to Section 7 hereof, including any additional documents requested by the Underwriters pursuant to Section 7(i) hereof, will be delivered at the Company’s offices or any other place to be agreed upon by the Joint Global Coordinators and the Company (the “Closing Location”). Closing will occur on the day on which Issuance occurs (the

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“Closing Date”). In particular, the Closing Date will be (i) the Determination Date, in the event that Issuance occurs on the Determination Date, or (ii) the Settlement Date, in the event that Issuance occurs on the Settlement Date. As used in this Agreement, “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in Lisbon, New York City and London are generally authorized or obligated by law or executive order to close.

5.	(a) The Company agrees with each of the Underwriters:

(i)	to take and cause to be taken any and all necessary action for the allotment of Rights to its Shareholders on the Record Date, the offering of the Offered Shares for subscription to holders of Rights and the allotment and issue of Offered Shares to the Exercising Holders, the subscribers procured by the Underwriters, as applicable, and the filing of the Portuguese Offering Circular and the registration of the Rights Offering in accordance with Portuguese law, the Company’s Articles of Association and the provisions of this Agreement;

(ii)	to prepare the Offering Circulars and the Registration Statement in a form that has not been reasonably disapproved by the Joint Global Coordinators;

(iii)	to file the International Offering Circular pursuant to Rule 424(b) under the Securities Act not later than the Commission’s close of business on the second U.S. business day following the Pricing Date, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Securities Act; to make no further amendment or any supplement to the Registration Statement, the ADS Registration Statement, any International Offering Circular or any Offering Circular that shall be reasonably disapproved by the Joint Global Coordinators promptly after reasonable notice thereof; to advise the Joint Global Coordinators, promptly after it receives notice thereof, of the time at which any amendment to the Registration Statement or ADS Registration Statement has been filed or becomes effective or any supplement to the International Offering Circular or any amended International Offering Circular or Portuguese Offering Circular has been filed and to furnish you copies thereof; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any International Offering Circular, of the suspension of the qualification of the Offered Shares and Offered ADSs for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement, the ADS Registration Statement or International Offering Circular or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any International Offering Circular or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order; and to use its best commercial efforts to ensure that the registration of the Rights Offering with the CMVM has been completed by the Business Date preceding the Record Date;

(iv)	promptly from time to time to take such action as the Joint Global Coordinators may reasonably request to qualify the Offered Shares or the Offered ADSs for offering and sale under the securities laws of such jurisdictions in the United States or elsewhere as they may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the

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distribution of the Offered Shares or Offered ADSs, provided that in connection therewith the Company shall not be required (A) to qualify as a foreign corporation, (B) to file a general consent to service of process in any jurisdiction or (C) to subject itself to taxation as doing business in any such jurisdiction;

(v)	prior to the commencement of the Subscription Period and from time to time, to furnish the Underwriters with copies of the Offering Circulars in such quantities as the Joint Global Coordinators may from time to time reasonably request, and, if the delivery of an International Offering Circular is required at any time prior to the expiration of nine months after the commencement of the Subscription Period in connection with the offering or sale of the Offered Shares or Offered ADSs and if at such time any events shall have occurred as a result of which the International Offering Circular, as then amended or supplemented, would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such International Offering Circular is delivered, not misleading, or, if for any other reason it shall be necessary during such period to amend or supplement any International Offering Circular in order to comply with the Securities Act, to notify you and upon your request to prepare and furnish without charge to each Underwriter and to any dealer in securities as many copies as you may from time to time reasonably request of an amended International Offering Circular or a supplement to any International Offering Circular which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver any International Offering Circular in connection with sale of any of the Offered Shares or Offered ADSs at any time nine months or more after the time of issue of the Offering Circulars, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many copies as you may request of an amended or supplemented International Offering Circular complying with Section 10(a)(3) of the Securities Act;

(vi)	to make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Securities Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

(vii)	during the period beginning from the date hereof and continuing to and including the date 180 days after the Delivery Date, (A) not to offer, sell, contract to sell or otherwise dispose of any Shares or any securities of the Company that are substantially similar to the Offered Shares or Offered ADSs, except for Offered Shares or Offered ADSs offered in connection with the Rights Offering and the Acquisition Agreements, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on the date of this Agreement), and (B) not to take any action to permit the waiver of or consent to the release of restrictions imposed on resales of Offered Shares subscribed for in the Rights Offering, in each case without the prior written consent of the Joint Global Coordinators;

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(viii)	for as long as the Shares are outstanding and registered under the Exchange Act, to furnish to its shareholders as soon as practicable after the end of each fiscal year an annual report (in English) (including a balance sheet and statements of income, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries certified by independent public accountants and prepared in conformity with Portuguese GAAP (or any successor thereto) together with a reconciliation of net income and total shareholders’ equity to U.S. GAAP and, as soon as practicable after the end of the first six months of each fiscal year), consolidated summary financial information of the Company and its subsidiaries for such semi-annual period in reasonable detail;

(ix)	during a period of five years from the effective date of the Registration Statement, to furnish to you copies of all reports or other communications (financial or other) furnished to shareholders, and to deliver to you (A) as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any securities exchange on which any class of securities of the Company is listed (such financial statements to be on a consolidated basis to the extent the accounts of the Company and its subsidiaries are consolidated in reports furnished to its shareholders generally or to the Commission); and (B) such additional information concerning the business and financial condition of the Company as you may from time to time reasonably request;

(x)	to comply with the Deposit Agreement so that ADRs evidencing the ADSs will be executed (and, if applicable, countersigned) and issued by the Depositary against receipt of Offered Shares to be delivered in the form of the ADSs at the Delivery Date and delivered to the Underwriters on the Delivery Date;

(xi)	not to (and to cause its subsidiaries not to) take, directly or indirectly, any action that is designed to or that constitutes or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company or facilitate the sale or resale of the Offered Shares and the Offered ADSs, except as customary in Portugal in accordance with Portuguese law and any stabilization agreement that may be entered into by the Company;

(xii)	to use its best commercial efforts (A) to ensure that the Offered Shares are duly listed and admitted for trading on Euronext Lisbon and the Offered ADSs (and, for technical purposes only, but not for trading, the Offered Shares) are duly listed on the New York Stock Exchange on the Business Day immediately following the Delivery Date and to maintain such listings thereafter and (B) to maintain the eligibility of the Shares for clearance through Euroclear and Clearstream; and to use its best efforts to ensure that the Offered Shares will be fungible with the Shares following the Delivery Date;

(xiii)	if its elects to rely upon Rule 462(b), to file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 a.m., Washington, D.C. time, and at the time of filing to either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Securities Act;

(xiv)	for so long as the Offered Shares or ADSs are outstanding, the Company agrees to file with the CMVM or Euronext Lisbon and any other

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governmental agency, authority or instrumentality in Portugal as such party may be required by law to file, such reports, documents, agreements and other information that may from time to time be required to be so filed, including filings with respect to the ownership of Offered Shares or Offered ADSs and the implementation and payment of dividends or others distributions on the Offered Shares or Offered ADSs; and

(xv)	prior to the Delivery Date, and except as required by law, (A) not to disclose in any roadshow or other marketing exercise undertaken in connection with the Rights Offering any information not otherwise disclosed in the Disclosure Documents which is material in relation to the business, operations or financial condition of the Company and its subsidiaries, taken as a whole, or material in the context of the Rights Offering and (B) not to make any press announcement or other public disclosure of a fact, event or other occurrence that has a material impact on the business, operations or financial condition of the Company without prior consultation with the Joint Global Coordinators.

6.	The Company covenants and agrees with the several Underwriters that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Offered Shares and Offered ADSs under the Securities Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the ADS Registration Statement, any 462(b) Registration Statement, the Disclosure Documents and amendments and supplements thereto and any mailing and delivering of copies thereof to the Underwriters and dealers; (ii) all fees, taxes and expenses in connection with the listing of the Offered Shares on Euronext Lisbon and of the Offered ADSs on the New York Stock Exchange and the registration of the Rights Offering with the CMVM, including but not limited to, the CMVM registration fee and CMVM required legal publications; (iii) all fees, taxes and expenses in connection with the execution of the Rights Offering, included but not limited to, printing and mailing of the Portuguese Offering Circular, execution and delivery of the subscription forms and other related expenses; (iv) all costs, fees and expenses arising as a result of the deposit by the Company of the Shares with the Depositary and the issuance and delivery of the Offered ADSs by the Depositary; (v) all expenses and taxes payable by the Company arising as a result of the delivery of the Offered Shares and Offered ADSs, if any, by the Company, including any Portuguese income, capital gains, withholding, value-added, transfer, registration, documentary, stamp or other tax or duty; (vi) the fees and expenses (including fees and disbursements of counsel), if any, of the Depositary and any custodian appointed under the Deposit Agreement, other than the fees and expenses to be paid by holders of ADSs (other than the Underwriters) in connection with the initial subscription for Offered ADSs; (vii) the fees and expenses of the Authorized Agent (as hereinafter defined); (viii) the cost of preparing share certificates, if any, and ADRs (if any); (ix) the cost and charges of any transfer agent or registrar; and (x) all other costs and expenses incident to the performance of the Company’s obligations hereunder, including roadshows and other related marketing and publicity expenses, that are not otherwise specifically provided for in this Section 6. It is understood, however, that the Company shall not bear the cost of any other matters not directly relating to the sale and subscription for the Offered Shares and the Offered ADSs pursuant to this Agreement and that, except as provided in this Section 6 and Sections 8 and 11 hereof, the Underwriters will pay all of their own costs and expenses, including the fees of their counsel, and stock transfer taxes on resale (or, if not resold, on the subscription for) of any of the Offered Shares or Offered ADSs by them, except that the Company will pay the Joint Global Coordinators for the account of the several Underwriters all of their reasonable costs and expenses, including the fees of their counsel, and stock transfer taxes on resale (or, if not resold, on the subscription) of any of the Offered Shares or Offered ADSs by them.

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7.	The obligations of the Underwriters hereunder, as to the Offered Shares or the Offered ADSs to be delivered on the Delivery Date, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company applicable according to Section 1 of this Agreement are, at and as of the date hereof, the Pricing Date, the Determination Date and the Closing Date true and correct, the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed and the following additional conditions as at the Closing Date, provided, however, that condition (k) below shall be satisfied on both the Determination Date and the Closing Date:

(a)	The International Offering Circular shall have been filed with the Commission pursuant to Rule 424(b) within the applicable time period prescribed for such filing by the rules and regulations under the Securities Act and in accordance with subsection 5(a) hereof; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction; and the Rights Offering and the Portuguese Offering Circular shall conform in all respects to the requirements of Portuguese law and the rules and regulations of the CMVM;

(b)	Shearman & Sterling LLP, U.S. counsel for the Underwriters, shall have furnished to you such opinion or opinions, dated the Closing Date, with respect to such matters as you may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(c)	Uría & Menéndez, Portuguese counsel for the Underwriters, shall have furnished to you an opinion dated the Closing Date and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;

(d)	Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel for the Company, shall have furnished to you their written opinion or opinions, dated the Closing Date, substantially in the form of Annex F hereto;

(e)	Morais Leitão, J. Galvão Teles & Associados, Portuguese counsel for the Company shall have furnished to you their opinion, dated the Closing Date, substantially in the form of Annex G hereto;

(f)	Patterson, Belknap, Webb & Tyler, U.S. counsel for the Depositary, shall have furnished to you their written opinion, dated the Closing Date, in form and substance satisfactory to you, substantially in the form of Annex H hereto;

(g)	The Head of Legal Office at the Company shall have furnished to you his written opinion, dated the Closing Date, in form and substance satisfactory to you, substantially in the form of Annex J hereto;

(h)	On the date of the International Offering Circular, at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also on the Closing Date, PricewaterhouseCoopers shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you, to the effect set forth in Annex I hereto;

(i)	The Company shall have furnished or caused to be furnished to you on the Closing Date certificates of officers of the Company satisfactory to you as to the accuracy of the representations and warranties of the Company set out in the provisions of Section 1 hereof at and as of the Pricing Date, the Determination Date and the Closing Date, as to the performance by the Company of all of its obligations hereunder to be performed at or prior to the Closing Date, and as to such other matters as you may reasonably request;

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(j)	The Depositary shall have furnished or caused to be furnished to you on the Closing Date certificates satisfactory to you evidencing the deposit with it of the Shares being so deposited against issuance of the Offered ADSs to be delivered by the Company on the Delivery Date, and the issuance and delivery of the Offered ADSs pursuant to the Deposit Agreement; and

(k)	There are no conditions required to be satisfied or waived for the completion of the transactions contemplated in the agreements relating to the acquisition by the Company of an additional interest in the share capital of Hidroeléctrica del Cantábrico S.A. (the “Acquisition Agreements”) that are considered material to the Rights Offering in the reasonable judgment of the Joint Global Coordinators and have not been satisfied as of the Closing Date. The Acquisition Agreements have not been terminated and the Company has not given notice of its intention to terminate the Acquisition Agreements.

8. (a)	The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, to which such Underwriter may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Offering Circular, or Registration Statement, the ADS Registration Statement or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and will reimburse each Underwriter for any legal or other expenses incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any Offering Circular, Registration Statement, ADS Registration Statement or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by any Underwriter expressly for use therein; and provided further that the Company shall not be liable to any Underwriter under this subsection with respect to any International Offering Circular to the extent that any such loss, claim, damage or liability to any Underwriter results from the fact that such Underwriter sold Offered Shares to a person as to whom it shall be established that there was not sent or given, at or prior to the written confirmation of such sale, a copy of the International Offering Circular as then amended or supplemented in any case where delivery thereof is required by the Securities Act, if the Company has previously furnished copies thereof to such Underwriter in the quantities requested by such Underwriter and the loss, claim, damage or liability of such Underwriter results from an untrue statement or omission of a material fact contained in the International Offering Circular which was identified in writing as such to such Underwriter and corrected in the International Offering Circular as amended or supplemented.

(b)	Each Underwriter will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in any Offering Circular, Registration Statement, the ADS Registration Statement or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission

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to state therein a material fact required to be stated therein or necessary to make the statements therein; in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in any Offering Circular, Registration Statement, the ADS Registration Statement or any amendment or supplement thereto, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through you expressly for use therein, and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)	Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)	If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Offered Shares subscribed for under this Agreement (before deducting expenses) received by

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the Company bear to the total underwriting discounts and commissions received by the Underwriters with respect to the Offered Shares subscribed for under this Agreement, in each case as set forth in the table on the cover page of the International Offering Circular. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e)	The obligations of the Company under this Section 8 shall be in addition to any liability that the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, that controls any Underwriter within the meaning of the Securities Act; and the obligations of the Underwriters under this Section 8 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of Company) and to each person, if any, that controls the Company within the meaning of the Securities Act.

9. (a)	If any Underwriter shall default in its obligation to subscribe for the Offered Shares that it has agreed to procure subscribers for or itself to hereunder and the aggregate number of such Shares that remain unsubscribed for does not exceed one-eleventh of the aggregate number of all of the Offered Shares, then the Company shall have the right to require each non-defaulting Underwriter to subscribe for the number of Offered Shares that such Underwriter agreed to subscribe for hereunder and, in addition, to require each non-defaulting Underwriter to subscribe for its pro rata share (based on the number of Offered Shares that such Underwriter agreed to subscriber for hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.

(b)	If, after giving effect to any arrangements for the subscription for the Offered Shares of a defaulting Underwriter or Underwriters as provided in subsection (a) above, the aggregate number of Offered Shares with respect to which such default occurs exceeds one-eleventh of the aggregate number of all of the Offered Shares to be subscribed for, you may, in your discretion, arrange for you or another party or other

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parties to subscribe for such Offered Shares on the terms contained herein. If within 24 hours after the Subscription Date, you do not arrange for the subscription of such Offered Shares, then the Company shall be entitled to a further period of 24 hours within which to procure another party or other parties satisfactory to you to subscribe for such Offered Shares on such terms. Notwithstanding the foregoing, neither the Company nor the non-defaulting Underwriter shall have the right to postpone the Settlement Date in the event of a default by an Underwriter in its obligation to subscribe or pay for the Remaining Offered Shares. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Offered Shares.

(c)	If, after giving effect to any arrangements for the subscription for the Offered Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (b) above, the aggregate number of such Shares which remains unsubscribed for exceeds one-eleventh of the aggregate number of all of the Offered Shares to be subscribed for, then this Agreement shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 6 hereof and the indemnity and contribution agreements in Section 8 hereof, but nothing herein shall relieve a defaulting Underwriter from liability for its default.

10.	The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company or any officer or director or controlling person of the Company and shall survive delivery of and payment for the Offered Shares.

11.	If this Agreement shall be terminated pursuant to Section 9 hereof, the Company shall then be under no liability to any Underwriter except as provided in Sections 2(b), 6 and 8 hereof, but if for any other reason any Offered Shares are not delivered by or on behalf of the Company as provided herein, the Company will reimburse the Joint Global Coordinators for reasonable out-of-pocket expenses, but the Company shall then be under no further liability to any Underwriter in respect of the Offered Shares not so delivered except as provided in Sections 6 and 8 hereof. In the event that this Agreement is terminated following the transfer of funds representing the Relevant Underwriter’s Subscriptions into the Blocked Accounts on the Determination Date, but before the Closing Date, such funds will be released to the Joint Global Coordinators as soon as practicable following the termination of the Agreement.

12. (a)	The obligation of the Underwriters under Section 2(f) to execute the Pricing Supplement on the Pricing Date, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company applicable according to Section 1 of this Agreement are at and as of the Pricing Date, true and correct and to the following additional conditions as at the Pricing Date:

(i)	(a) Neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Disclosure Documents any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Documents, and (b) since the respective dates as of which information is given in the Disclosure Documents there shall not have been any change in the share capital or increase in long-term debt of the Company or any of its subsidiaries or any

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change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Disclosure Documents, the effect of which, in any such case described in clause (a) or (b) of this paragraph, is to make it in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, impracticable or inadvisable to proceed with the Rights Offering or the delivery of the Offered Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Disclosure Documents; or

(ii)	On or after the date of this Agreement there shall not have occurred any of the following: (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, Euronext Lisbon or the London Stock Exchange; (b) a suspension or material limitation in trading in the Company’s securities on the New York Stock Exchange or Euronext Lisbon; (c) a general moratorium on commercial banking activities in New York, Lisbon or London declared by the relevant authorities; (d) the outbreak or escalation of hostilities involving the United States, Portugal or the United Kingdom or the declaration of war or a national or international calamity, crisis or emergency by the United States, Portugal or United Kingdom, if the effect of any such event in clauses (a), (b) (c) or (d), in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, makes it impracticable or inadvisable to proceed with the Rights Offering or the delivery of the Offered Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Disclosure Documents; or (e) the occurrence of any change in the existing financial, political or economic conditions in the United States, Portugal, the United Kingdom or elsewhere that, in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, would materially and adversely affect the financial markets or the market for the Shares and other equity securities.

(b)	At any time at and following the Pricing Date and at or prior to the Closing Date, the Joint Global Coordinators may terminate this Agreement by notice to the Company if:

(i)	(a) Either the Company or any of its subsidiaries shall have sustained since the date of the latest audited financial statements included in the Disclosure Documents any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Disclosure Documents, and (b) since the respective dates as of which information is given in the Disclosure Documents there shall have been any change in the share capital or increase in long-term debt of the Company or any of its subsidiaries or any change, or any development involving a prospective change, in or affecting the general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries, taken as a whole, otherwise than as set forth or contemplated in the Disclosure Documents, the effect of which, in any such case described in clause (a) or (b) of this paragraph, is to make it in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, impracticable or inadvisable to proceed

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with the Rights Offering or the delivery of the Offered Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Disclosure Documents; or

(ii)	On or after the Pricing Date and at or prior to the Closing Date, there shall have occurred any of the following: (a) a suspension or material limitation in trading in securities generally on the New York Stock Exchange, Euronext Lisbon or the London Stock Exchange; (b) a suspension or material limitation in trading in the Company’s securities on the New York Stock Exchange or Euronext Lisbon; (c) a general moratorium on commercial banking activities in New York, Lisbon or London declared by the relevant authorities; (d) the outbreak or escalation of hostilities involving the United States, Portugal or the United Kingdom or the declaration of war or a national or international calamity, crisis or emergency by the United States, Portugal or United Kingdom, if the effect of any such event in clauses (a), (b) (c) or (d), in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, makes it impracticable or inadvisable to proceed with the Rights Offering or the delivery of the Offered Shares being delivered on the Delivery Date on the terms and in the manner contemplated in the Disclosure Documents, provided, however, that unless such event occurs in whole or in part after a point in time 72 hours immediately prior to the Determination Date, in which case the Joint Global Coordinators may exercise such judgment at any time, the Joint Global Coordinators shall not exercise such judgment in respect of terminating this Agreement until after 48 hours after the commencement of any such event; or (e) the occurrence of any change in the existing financial, political or economic conditions in the United States, Portugal, the United Kingdom or elsewhere that, in the judgment of the majority of the Joint Global Coordinators, following consultation with the Company to the extent practicable under the events and circumstances at the time, would materially and adversely affect the financial markets or the market for the Shares and other equity securities.

(c)	If this Agreement is terminated pursuant to this Section 12 or Section 13(a), such termination shall be without liability of any party to any other party, except to the extent provided in Sections 2(b) and 6. Notwithstanding such termination, the respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect.

(d)	For the avoidance of doubt and notwithstanding any other provision in this Agreement, termination of this Agreement shall in no way prevent the Company from proceeding with the Rights Offering.

13. (a)	The Joint Global Coordinators may terminate this Agreement if the Settlement Date shall not have occurred, or the board of directors and shareholders of the Company shall not have passed all resolutions and taken all actions, in form and substance reasonably satisfactory to the Joint Global Coordinators, necessary for the Rights Offering to be completed as contemplated by the Disclosure Documents and this Agreement by December 31, 2004 (or such other date as the Company and the Joint Global Coordinators may agree).

(b)	Subject to the provisions of subsection 2(b) hereof, this Agreement will be terminated immediately, should the Company give notice of its intention to not complete or to terminate the Acquisition Agreements, or such agreements be terminated. Should this

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Agreement be terminated pursuant to this Section 13, such termination shall be without liability of any party to any other party, except to the extent provided in Sections 2(b) and 6. Notwithstanding such termination, the respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect. For the avoidance of doubt and notwithstanding any other provision in this Agreement, termination of this Agreement under this Section 13 shall in no way prevent the Company from proceeding with the Rights Offering.

14.	In all dealings hereunder, you shall act on behalf of each of the Underwriters and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to the addresses which appear on page 1; if to the Company shall be delivered or sent by mail, telex or facsimile transmission to Praça Marquês de Pombal, 12, 1250-162 Lisbon, Portugal; Attention: Secretary. Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

15.	This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and, to the extent provided in Sections 8 and 10 hereof, the officers and directors of the Company and each person that controls the Company or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No subscriber for of any of the Offered Shares from any Underwriter shall be deemed a successor or assign merely by reason of such subscription. The Underwriters may delegate their duties and assign their rights as they may select to any of their respective affiliates.

16.	Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person that controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any federal or state court of competent jurisdiction in the City of New York or the State of New York, respectively, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Each of the parties irrevocably waives any immunity to jurisdiction to which it may otherwise be entitled or become entitled (including sovereign immunity, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Agreement or the transactions contemplated hereby which is instituted in any federal or state court of competent jurisdiction in the City of New York or the State of New York, respectively, or in any competent court in Portugal. Nothing in this clause limits the right of any of the Joint Global Coordinators to bring proceedings against the Company: (a) in any court of competent jurisdiction or (b) concurrently in more than one court of competent jurisdiction, in case any legal suit, action or proceeding arising out of or in connection with this agreement is brought against such Joint Global Coordinator before such court or courts. The Company has appointed CT Corporation System, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any such court in the City of New York or the State of New York by any Underwriter, and the Company expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the

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filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

The Company may terminate the services of the Authorized Agent at any time, provided, however, that the Company hereby agrees to maintain an agent with all of the rights and obligations of the Authorized Agent in place at all times during the period beginning on the date of this Agreement and ending on the sixth anniversary thereof and provided further that no such termination shall be effective, unless the Company provides 20 days’ written notice of such termination and of its appointment of a substitute agent to the Joint Global Coordinators, on behalf of the Underwriters and to each of the other parties to this Agreement.

17.	In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

18.	Time shall be of the essence of this Agreement.

19.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

20.	This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

30

If the foregoing is in accordance with your understanding, please sign and return to us ten counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company. It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriting Syndicates, the form of which shall be submitted to the Company for examination upon request, but without warranty on your part as to the authority of the signers thereof.

Very truly yours,

EDP-ELECTRICIDADE DE PORTUGAL, S.A.

By:	/s/ João Ramalho Talone
Name:	João Ramalho Talone
Title:	CEO

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	CFO

31

Accepted as of the date hereof

On behalf of each of the several

Underwriters named in Schedule I hereto

GOLDMAN SACHS INTERNATIONAL

By:

/s/ Olaf Diaz-Pintado
Name: Olaf Diaz-Pintado
Title: Executive Director

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

/s/ John Travis
Name: John Travis
Title: Authorized Signatory

UBS LIMITED

By:	By:

/s/ Herman Deetman	/s/ Matthew P L Muresan
Name: Herman Deetman	Name: Matthew P L Muresan
Title: Managing Director	Title: Director

CAIXA GERAL DE DEPÓSITOS, S.A.

By:	By:

/s/ Jose Coutinho	/s/ Luis Alves Monteiro
Name: Jose Coutinho	Name: Luis Alves Monteiro
Title: Member of the Board	Title: Member of the Board

BANCO COMERCIAL PORTUGUÊS, S.A.

By:	By:

/s/ Nuno A. Alves	/s/ Christopher de Beck
Name: Nuno A. Alves	Name: Christopher de Beck
Title: Director	Title: Vice Chairman

32

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:		By:

/s/ Alcides Aguiar		/s/ Vitor Castanheira
Name:	Alcides Aguiar	Name:	Vitor Castanheira
Title:	Managing Director	Title:	Managing Director

33

On their own behalf as Joint Global Coordinators

GOLDMAN SACHS INTERNATIONAL

By:

/s/ Olaf Diaz-Pintado
Name: Olaf Diaz-Pintado
Title: Executive Director

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

/s/ John Travis
Name: John Travis
Title: Authorized Signatory

UBS LIMITED

By:	By:

/s/ Herman Deetman	/s/ Matthew P L Muresan
Name: Herman Deetman	Name: Matthew P L Muresan
Title: Managing Director	Title: Director

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:	By:

/s/ Alcides Aguiar	/s/ Vitor Castanheira
Name: Alcides Aguiar	Name: Vitor Castanheira
Title: Managing Director	Title: Managing Director

BCP INVESTIMENTO - BANCO COMERCIAL PORTUGUÊS DE INVESTIMENTO, S.A.

By:	By:

/s/ Nuno A. Alves	/s/ Christopher de Beck
Name: Nuno A. Alves	Name: Christopher de Beck
Title: Director	Title: Vice Chairman

34

SCHEDULE I

Underwriter	Percentage to be Subscribed for
Goldman Sachs International	20%
Morgan Stanley & Co. International Limited	20%
UBS Limited	20%
Caixa Geral de Depósitos, S.A.	18%
Caixa - Banco de Investimento, S.A.	2%
Banco Comercial Português, S.A.	20%

Total	100%

35

ANNEX A

FORM OF PRICING SUPPLEMENT

THIS PRICING SUPPLEMENT is made, executed and delivered as of [                    ], 2004, by and among EDP-Electricidade de Portugal, S.A., a sociedade anónima organized under the laws of the Republic of Portugal (the “Company”) and Banco Comercial Português, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited (collectively, the “Underwriters”) acting on their own behalf and on behalf of the other Underwriters named in Schedule I to the Underwriting Agreement by and among the Company and the Underwriters, dated [                    ], 2004 (the “Underwriting Agreement”). Capitalized terms used in this Pricing Supplement and not otherwise defined herein shall have the meanings assigned to such term in the Underwriting Agreement.

WHEREAS, the Company and the Underwriters have agreed to enter into this Pricing Supplement pursuant to the Underwriting Agreement.

NOW, THEREFORE, in consideration of the execution and delivery of the Underwriting Agreement, and of the mutual covenants contained therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	The Company represents and warrants to and agrees with the Underwriters that all representations and warranties and agreements applicable in accordance with Section 1 of the Underwriting Agreement are true and correct as of the date hereof.

2.	The Underwriting Agreement is hereby supplemented by the following provisions so that this Pricing Supplement shall form an integral part of the Underwriting Agreement.

3.	The Subscription Price of the Offered Shares to be issued pursuant to the Rights Offering shall be €[ ] per Share.

4.	The number of the Offered Shares to be issued pursuant to the Rights Offering shall be [ ].

5.	The Company represents and warrants to and agrees with the Underwriters that this Pricing Supplement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation.

6.	This Pricing Supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.

IN WITNESS WHEREOF, each of the parties hereto has caused this Pricing Supplement to be executed by its duly authorized officers as of the day and year first above written.

EDP-ELECTRICIDADE DE PORTUGAL, S.A.

By:
Name:
Title:

By:
Name:
Title:

Accepted as of the date hereof

On behalf of each of the several

Underwriters named in Schedule I hereto

GOLDMAN SACHS INTERNATIONAL

By:

Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:
Title:

UBS LIMITED

By:

Name:
Title:

CAIXA GERAL DE DEPÓSITOS, S.A.

By:

Name:
Title:

BANCO COMERCIAL PORTUGUÊS, S.A.

By:

Name:
Title:

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:

Name:
Title:

ANNEX B

FORM OF INTERIM SUBSCRIPTION NOTICE

To: [Rights Offering Coordinators]

c.c. [the Company]

INTERIM SUBSCRIPTION NOTICE

THIS INTERIM SUBSCRIPTION NOTICE is made, executed and delivered as of [                    ], 2004, by Banco Comercial Português, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited (collectively, the “Underwriters”) acting on their own behalf and behalf of the other Underwriters named in Schedule I to the Underwriting Agreement by and among EDP-Electricidade de Portugal, S.A. (the “Company”) and the Underwriters, dated [                    ], 2004 (the “Underwriting Agreement”). Capitalized terms used in this Interim Subscription Notice and not otherwise defined shall have the meanings assigned to such term in the Underwriting Agreement.

Following receipt of the Interim Notice, the Underwriters hereby confirm that the Interim Underwriter’s Subscriptions for each of the respective Underwriters are as follows:

Underwriter	Interim Underwriter’s Subscription (Interim Remaining Offered Shares)	Percentage to be subscribed for
Goldman Sachs International
Morgan Stanley & Co. International Limited
UBS Limited
Caixa Geral de Depósitos, S.A.
Caixa - Banco de Investimento, S.A.
Banco Comercial Português, S.A.

Total		100%

This Interim Subscription Notice is governed by Portuguese law.

On behalf of each of the several

Underwriters named in Schedule I to the Underwriting Agreement

GOLDMAN SACHS INTERNATIONAL

By:

Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:
Title:

UBS LIMITED

By:

Name:
Title:

CAIXA GERAL DE DEPÓSITOS, S.A.

By:

Name:
Title:

BANCO COMERCIAL PORTUGUÊS, S.A.

By:

Name:
Title:

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:

Name:
Title:

ANNEX C

FORM OF SUBSCRIPTION CONFIRMATION ORDER

To: [Rights Offering Coordinators]

c.c. [the Company]

SUBSCRIPTION CONFIRMATION ORDER

THIS SUBSCRIPTION CONFIRMATION ORDER is made, executed and delivered as of [                    ], 2004, by Banco Comercial Português, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited (collectively, the “Underwriters”) acting on their own behalf and behalf of the other Underwriters named in Schedule I to the Underwriting Agreement by and among EDP-Electricidade de Portugal, S.A. (the “Company”) and the Underwriters, dated [                    ], 2004 (the “Underwriting Agreement”). Capitalized terms used in this Subscription Confirmation Order and not otherwise defined shall have the meanings assigned to such term in the Underwriting Agreement.

Following receipt of the Determination Notice, the Underwriters hereby confirm that the Relevant Underwriter’s Subscriptions for each of the respective Underwriters are as follows:

Underwriter	Relevant Underwriter’s Subscription (Remaining Offered Shares)	Percentage Subscribed for
Goldman Sachs International
Morgan Stanley & Co. International Limited
UBS Limited
Caixa Geral de Depósitos, S.A.
Caixa - Banco de Investimento, S.A.
Banco Comercial Português, S.A.

Total		100%

You are hereby notified that the amounts set out below have been transferred by each of the Underwriters in the respective Blocked Accounts to be held for the Company in accordance with and subject to the provisions of the Underwriting Agreement, as full payment of the subscription hereby made.

Underwriter	Amount (in Euro)	Blocked Account details
Goldman Sachs International
Morgan Stanley & Co. International Limited
UBS Limited
Caixa Geral de Depósitos, S.A.
Caixa - Banco de Investimento, S.A.
Banco Comercial Português, S.A.

Total Subscription Price

This Subscription Confirmation Order is governed by Portuguese law.

We understand that, according to Portuguese law, our subscription made hereby is assisted with the right of substitution under Portuguese law (cláusula para pessoa a nomear), which right of substitution can be exercised in favour of one or more final subscribers being institutional investors (each a “Nominee Subscriber”) as defined in article 30 of the Portuguese Securities Code (“Código dos Valores Mobiliários”) until 17.00 hours Lisbon time on the Determination Date and, once exercised, has retroactive effect to the Subscription Date, provided that (i) the exercise of the rights of substitution shall be made by notice in writing to you (the “Substitution Notice”) in the form prescribed in the Underwriting Agreement; (ii) the payment made by us is deemed to have been effected on behalf and for the account of the Nominee Subscriber in respect of the Remaining Offered Shares to which substitution relates; and (iii) in order to be valid, the Substitution Notice shall be accompanied by a declaration of ratification from the Nominee Subscriber in the form prescribed in the Underwriting Agreement.

On behalf of each of the several

Underwriters named in Schedule I to the Underwriting Agreement

GOLDMAN SACHS INTERNATIONAL

By:

Name:
Title:

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

By:

Name:
Title:

UBS LIMITED

By:

Name:
Title:

CAIXA GERAL DE DEPÓSITOS, S.A.

By:

Name:
Title:

BANCO COMERCIAL PORTUGUÊS, S.A.

By:

Name:
Title:

CAIXA - BANCO DE INVESTIMENTO, S.A.

By:

Name:
Title:

ANNEX D

FORM OF UNDERWRITERS’ SUBSTITUTION NOTICE

To: [Rights Offering Coordinators]

and:

EDP-Electricidade de Portugal, S.A.

UNDERWRITERS’ SUBSTITUTION NOTICE

Ladies and Gentlemen,

Reference is made to the Underwriting Agreement entered by and among EDP-Electricidade de Portugal, S.A. (the “Company”) and Banco Comercial Português, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited and UBS Limited (collectively, the “Underwriters”) acting on their own behalf and behalf of the other Underwriters named in Schedule I to the Underwriting Agreement, dated [                    ], 2004 (the “Underwriting Agreement”). Unless otherwise defined in this letter, capitalized terms defined in the Underwriting Agreement shall have the same meanings in this letter.

We hereby exercise our right of substitution under Portuguese Law (cláusula para pessoa a nomear), in accordance with Section 2(o) of the Underwriting Agreement, in favour of the following final subscribers who are institutional investors (each a “Nominee Subscriber”) as defined in article 30 of the Portuguese Securities Code (Código dos Valores Mobiliários) for the aggregate number of Remaining Offered Shares set forth opposite the name of such Nominee Subscriber:

Nominee Subscriber	Book-entry Account Details with Authorized Financial Intermediary	Number of Remaining Offered Shares
[ ]	[ ]	[ ]

We confirm that payment made by us to you of the Subscription Price of the above mentioned Remaining Offered Shares has been effected on behalf and for the account of each of the Nominee Subscribers in respect of which this substitution is being effected. We annex herewith the original of a written declaration of ratification from each relevant Nominee Subscriber in the form prescribed in the Underwriting Agreement.

We intend that the substitution being made hereby has retroactive effect as of the Subscription Date in accordance with Portuguese Law.

D-1

Very truly yours,
[ ]

By:
Name:
Title:

By:
Name:
Title:

D-2

ANNEX E

FORM OF RATIFICATION NOTICE

FROM NOMINEE SUBSCRIBERS TO UNDERWRITERS

To:[Underwriters]

and: [Rights Offering Coordinator]

and: [the Company]

RATIFICATION NOTICE

Ladies and Gentlemen,

We hereby confirm our agreement to subscribe for [•] ordinary shares of EDP-Electricidade de Portugal, S.A., pursuant to the Rights Offering described in the International Offering Circular dated [•] and the Portuguese Offering Circular dated [•] and consent to being appointed in place of you as subscribers for such number of Remaining Offered Shares as of the Subscription Date.

We hereby expressly ratify such substitution, and our subscription of the Subscribed Shares on the same terms as originally made by you.

Very truly yours,
[ ]

By:

Name:
Title:

E-1

ANNEX F

Form of Letter and Opinion of Cleary, Gottlieb, Steen & Hamilton,

U.S. counsel for the Company

Goldman Sachs International

Morgan Stanley & Co. International Limited

UBS Limited

Caixa Geral de Depósitos, S.A.

Banco Comercial Português, S.A.

  as Underwriters

Ladies and Gentlemen:

We have acted as United States counsel to EDP—Electricidade de Portugal, S.A., a corporation organized under the laws of the Republic of Portugal (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-117209) of ordinary shares, nominal value €1 each (the “Shares”), or American Depositary Shares (to be issued pursuant to a deposit agreement dated as of June 16, 1997 among the Company, Citibank, N.A., as Depositary, and the registered holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, as amended by Amendment No. 1 to such agreement dated as of September 8, 2000) (the “ADSs”, and together with the Shares, the “Securities”) pursuant to an offering of rights exercisable for the Shares or the ADSs. Such registration statement, as amended when it became effective, but excluding the documents incorporated by reference therein, is herein called the “Registration Statement”; the related prospectus dated July 7, 2004, as first filed with the Securities and Exchange Commission (the “Commission”), but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus”; the prospectus supplement dated [date], as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement”; and the Base Prospectus and the Prospectus Supplement together are herein called the “Prospectus”. This letter is furnished pursuant to Section 7(d) of the underwriting agreement dated [date], 2004 between the Company and the several underwriters named in Schedule I thereto (the “Underwriters”).

Because the primary purpose of our professional engagement was not to establish or confirm factual matters or financial or accounting information, and because many determinations involved in the preparation of the Registration Statement and the Prospectus and the documents incorporated by reference therein are of a wholly or partially non-legal character or relate to legal matters outside the scope of our opinion letter to you of even date herewith, we are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus or the documents incorporated by reference therein (except to the extent expressly set forth in numbered paragraph 3 of our opinion letter to you of even date herewith) and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements (except as aforesaid).

However, in the course of our acting as United States counsel to the Company in connection with its preparation of the Registration Statement and the Prospectus, we participated in conferences and telephone conversations with representatives of the Company, representatives of Portuguese counsel to the Company, representatives of the independent public accountants for the Company, your representatives and representatives of your counsel, during which conferences and conversations the contents of the Registration Statement and the Prospectus, portions of certain of the documents incorporated by reference therein, and related matters were discussed, and we reviewed certain corporate records and documents furnished to us by the Company.

Based on our participation in such conferences and conversations and our review of such records and documents as described above, our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we advise you that:

(a) The Registration Statement (except the financial statements and schedules and other financial data included therein, as to which we express no view), at the time it became effective, and the Prospectus (except as aforesaid), as of the date thereof, appeared on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations thereunder. In addition, we do not know of any contracts or other documents of a character required to be filed as exhibits to the Registration Statement or required to be described in the Registration Statement or the Prospectus that are not filed or described as required.

(b) No information has come to our attention that causes us to believe that the Registration Statement, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data included therein, as to which we express no view), at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) No information has come to our attention that causes us to believe that the Prospectus, including the documents incorporated by reference therein (except the financial statements and schedules and other financial data included therein, as to which we express no view), as of the date thereof or hereof, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

We confirm to you that (based solely upon a telephonic confirmation from a representative of the Commission) the Registration Statement is effective under the Securities Act and, to the best of our knowledge, no stop order with respect thereto has been issued, and no proceeding for that purpose has been instituted or threatened, by the Commission.

We are furnishing this letter to you, as Underwriters, solely for your benefit in your capacity as such in connection with the offering of the Securities. This letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the views expressed herein.

Very truly yours,

CLEARY, GOTTLIEB, STEEN & HAMILTON

By
Ashar Qureshi, a Partner

[date], 2004

Goldman Sachs International

Morgan Stanley & Co. International Limited

UBS Limited

Caixa Geral de Depósitos, S.A.

Banco Comercial Português, S.A.

  as Underwriters

Ladies and Gentlemen:

We have acted as United States counsel to EDP—Electricidade de Portugal, S.A., a corporation organized under the laws of the Republic of Portugal (the “Company”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-117209) of ordinary shares, nominal value €1 each (the “Shares”), or American Depositary Shares (to be issued pursuant to a deposit agreement dated as of June 16, 1997 among the Company, Citibank, N.A., as Depositary, and the registered holders and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder, as amended by Amendment No. 1 to such agreement dated as of September 8, 2000 (the “Deposit Agreement”)) (the “ADSs”, and together with the Shares, the “Securities”) pursuant to an offering of rights exercisable for the Securities. Such registration statement, as amended when it became effective, but excluding the documents incorporated by reference therein, is herein called the “Registration Statement”; the related prospectus dated July 7, 2004, as first filed with the Securities and Exchange Commission (the “Commission”), but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus”; the prospectus supplement dated [date], as first filed with the Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended (the “Securities Act”), but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement”; and the Base Prospectus and the Prospectus Supplement together are herein called the “Prospectus”. This opinion letter is furnished pursuant to Section 7(d) of the underwriting agreement dated [date], 2004 (the “Underwriting Agreement”) between the Company and the several underwriters named in Schedule I thereto (the “Underwriters”).

In arriving at the opinions expressed below, we have reviewed the following documents:

(a) an executed copy of the Underwriting Agreement;

(b) the Registration Statement and the documents incorporated by reference therein;

(c) the Prospectus and the documents incorporated by reference therein;

(d) an executed copy of the Deposit Agreement;

(e) the form of the ADRs; and

(f) the documents delivered to you by the Company at the closing pursuant to the Underwriting Agreement.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed (including, without limitation, the accuracy of the representations and warranties of the Company in the Underwriting Agreement) and (ii) that the ADRs conform to the form thereof that we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1. The Underwriting Agreement has been duly executed and delivered by the Company.

2. The Deposit Agreement has been duly executed and delivered by the Company and is a valid, binding and enforceable agreement of the Company.

3. The statements set forth under the heading “Description of American Depositary Receipts” in the Prospectus, insofar as such statements purport to summarize certain provisions of the ADRs and the Deposit Agreement, provide a fair summary of such provisions, and the statements made in the Prospectus (by incorporation by reference) under the heading “Taxation—United States Tax Considerations”, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities.

4. Upon due issuance by the Depositary of the ADRs against deposit of the Shares to be deposited by the Company in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs with respect to such Shares will be duly and validly issued and the person(s) in whose name(s) the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

5. The issuance and sale of the Securities to the Underwriters pursuant to the Underwriting Agreement do not, and the performance by the Company of its obligations in the Underwriting Agreement and the Deposit Agreement will not, (a) require any consent, approval, authorization, registration or qualification of or with any governmental authority of the United States or the State of New York that in our experience normally would be applicable to general business entities with respect to such issuance, sale or performance, except such as have been obtained or effected under the Securities Act and the Securities Exchange Act of 1934, as amended, (but we express no opinion relating to any state securities or Blue Sky laws), or (b) result in a violation of any United States federal or New York State law or published rule or regulation that in our experience is normally applicable to general business entities with respect to such issuance, sale or performance (but we express no opinion relating to the U.S. federal securities laws or any state securities or Blue Sky laws).

6. Under the laws of the State of New York relating to submission to jurisdiction, the Company, pursuant to Section [16] of the Underwriting Agreement, has (i) validly and irrevocably submitted to the personal jurisdiction of any New York State or U.S. federal court in any action arising out of or related to the Underwriting Agreement, (ii) to the fullest extent permitted by law, validly and irrevocably waived any objection to the venue of a proceeding in any such court, and (iii) validly appointed CT Corporation System, New York, New York, as its initial authorized agent for the purpose described in Section [16] of the Underwriting Agreement; and service of process effected in the manner set forth in Section [16] of the Underwriting Agreement will be effective to confer valid personal jurisdiction over the Company in any such action.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity, and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

With respect to Section [16] of the Underwriting Agreement, we express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action relating to the Underwriting Agreement where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist. We also note that the enforceability of the waiver of immunities by the Company set forth in Section [16] of the Underwriting Agreement is subject to the limitations imposed by the Foreign Sovereign Immunities Act of 1976, and we note the designation in Section [16] of the Underwriting Agreement of the U.S. federal courts sitting in the City of New York or the State of New York as the venue for actions or proceedings relating to the Underwriting Agreement is (notwithstanding the waiver in Section [16]) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceeding.

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you, as Underwriters, solely for your benefit in your capacity as such in connection with the offering of the Securities. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY, GOTTLIEB, STEEN & HAMILTON

By
Ashar Qureshi, a Partner

ANNEX G

Form of Opinion of Morais Leitão, J. Galvão Teles & Associados,

Portuguese counsel for the Company

To:

Goldman Sachs International

Morgan Stanley & Co International Limited

UBS Limited

Caixa – Banco de Investimento, S.A. and

MillenniumBCP

As

Representatives of the several underwriters named in Schedule I of the Underwriting Agreement

(together, the “Underwriters”)

Dear Sirs,

1.	We have acted as external Portuguese counsel to EDP – Electricidade de Portugal, S.A. (the “Company”) as to certain matters of Portuguese law in connection with the issue by the Company of [•] ordinary shares, nominal value of [•] euro per share (the “Offered Shares”) pursuant to shareholders’ pre-emptive rights (the “Rights Offering”).

We are rendering this opinion pursuant to clause [•] of the Underwriting Agreement dated [•] (the “Agreement”) among the Company and the Underwriters. Capitalised terms used herein without definition shall, unless the context otherwise requires, have the same meaning ascribed to them in the Agreement.

2.	We are qualified under Portuguese law to give this opinion and we do not give, and we are not, nor do we purport to be, qualified to give any opinion in connection with any law of any jurisdiction other than the laws of the Portuguese Republic, nor do we express any opinion on matters of fact or other matters other than Portuguese law in force as of the date hereof.

In giving this opinion we have, without independent investigation, relied as to all factual matters relating to the Company and the Rights Offering on officers of the Company (including, without limitation, all matters referred to in any certificates delivered in connection with the Agreement), as well as on officers of the Company and public officials of the Portuguese Republic in all matters relating to their legal competence, and we have assumed (a) that any document executed by the Company has been duly authorised, executed and delivered pursuant to New York law or any other applicable law where any such document is expressed or deemed to be governed by such law and to the degree any such law other than the Portuguese law would govern authorisation, execution and delivery by the Company, (b) the authenticity of all seals, stamps or markings, (c) that all documents and the Agreement are within the capacity and powers of, and have been duly authorised, executed and delivered by the respective parties thereto other than the Company, and that the provisions of such Agreement would be valid and legally binding upon such parties other than the Company in accordance with its terms, (d) compliance with all formalities and requirements other than that applicable under Portuguese law to the Company, (e) that there is nothing in the laws of New York or of any other jurisdiction other than Portugal which affects this opinion.

In particular, as to various questions of fact upon which these opinions are predicated, we have relied, without independent investigation, upon statements and certificates of directors, officers and the secretary of the Company or representations of the Company, including, without limitation, the certificates delivered to the Underwriters pursuant to the terms of the Agreement, and representations of the Company made in, or in connection with, the Agreement.

3.	In order to render this opinion, we have examined and relied upon, among other documents, copies (including facsimile copies) of the following:

(i)	the Decree-Law [•], of [•], as published on [•];

(ii)	the Resolutions of the Counsel of Ministers nr. [•], nr. [•] and nr. [•], as published, respectively, on [•], on [•] and on [•];

(iii)	certificate of the Commercial Registry Office of Lisbon, dated [•], relating to the Company (the “Commercial Registration Certificate”);

(iv)	certificates of the Commercial Registry Office of [•], of [•], of [•], dated, respectively, [•], [•] and [•] (together the “Significant Subsidiaries”);

(v)	certificate issued by [•] on [•], relating to the current by-laws (“Estatutos”) of the Company;

(vi)	certificates issued by [•] on [•], relating to the current by-laws (“Estatutos”) of the Significant Subsidiaries;

(vii)	shareholders registration books [or equivalent] in respect of the Significant Subsidiaries (the “Shareholders Registration Books”);

(viii)	certificate issued by [•] on [•] confirming that the Agreement, the Deposit Agreement (as defined below) and the Prospectus (as defined below) were approved at a meeting of the Board of Directors of the Company, duly convened and held on [•];

(ix)	certificate issued by [•] on [•] confirming that the Rights Offering was approved at a meeting of the Board of Directors of the Company duly convened and held on [•];

(x)	execution copy of the Agreement identified as such by [•];

(xi)	execution copy of [an agreement between the Company and [•] (the “Deposit Agreement”)

(xii)	the portuguese prospectus approved by theComissão do Mercado de Valores Mobiliários (the “Portuguese Prospectus”);

(xiii)	the [international prospectus] dated [•], prepared in connection with the Rights Offering (the “International Prospectus” and together with the Portuguese Prospectus, the “Prospectus”);

(xiv)	a letter issued by Comissão do Mercado de Valores Mobiliários on [•], giving notice of the register of the Rights Offering and certificate of [•] of the Company, confirming that no notice of revocation of such register has been received by the Company.

4.	In our examination of all such agreements, documents, certificates and instruments and in giving this opinion we have, among other things, assumed:

(i)	the genuineness of all signatures on all documents or on the originals thereof, the authenticity and completeness of all agreements, documents, certificates and instruments submitted to us as originals, the conformity with the originals of all agreements, documents, certificates and instruments submitted to us as copies, faxes or specimen and the authenticity of the originals of such latter agreements, documents, certificates and instruments and the veracity of the statements contained therein;

(ii)	the power, capacity (corporate and other) and authority of all parties (other than the Company) to enter into the Agreement and to perform their respective obligations thereunder, the legal capacity and authority, when necessary, of all individuals who have signed or will sign documents or have given or will give confirmations on which we have expressed reliance (including those individuals acting on the Company’s behalf) and that the Agreement and all other agreements and documents relating thereto have been or will be (where appropriate) duly authorised, executed and delivered by all parties thereto other than the Company and create valid and legally binding obligations for all such parties as a matter of applicable law, if other than Portuguese law;

(iii)	that each party to the Agreement (other than the Company) is duly incorporated and organised, validly existing and in good standing (where such concept is legally relevant to its capacity) under the laws of its jurisdiction of incorporation and of the jurisdiction of its place of business;

(iv)	the due compliance with all matters (including, without limitation, the obtaining of the necessary consents, licenses, approvals and authorisations, the making of the necessary filings, lodgements, registrations and notifications and the payment of stamp duties and other taxes) under any law other than that of Portugal as may relate to: (a) the Agreement and the Offered Shares issued, (b) the creation, issuance and distribution of the Offered Shares, (c) the lawful execution of the Agreement, (d) the parties hereto (including the Company) or other persons affected thereby, (e) the performance or enforcement of the Agreement and the Offered Shares by or against the parties (including the Company) or such other persons, (f) the distribution of the Prospectus and other offer documents from time to time or (g) the creation of valid and legally binding obligations of all parties to the Agreement and the Offered Shares (including the Company) enforceable against such parties in accordance with their respective terms;

(v)	that any obligations under the Agreement and the Offered Shares which are to be performed in any jurisdiction outside Portugal will not be illegal or contrary to the public policy under the laws of such jurisdiction;

(vi)	that under the laws of New York to which they are expressed to be subject, and under all other relevant laws (other than those of Portugal):

(a)	the choice of New York law to govern the Agreement is a valid and binding selection;

(b)	the Agreement constitutes and will at all times constitute valid and legally binding obligations of all parties thereto (including the Company) enforceable against them in accordance with their respective terms;

(vii)	that none of the Agreement, the Prospectus or the Offered Shares or any of the transactions contemplated thereby (whether individually or seen as a whole) are or will result in a breach of the laws (including, for the avoidance of doubt, tax laws) of New York or of such other relevant laws (other than those of Portugal), or are intended to avoid the applicability or the consequences of such laws in a manner that is not permitted under such laws;

(viii)	that the issue of Offered Shares, the distribution of the Prospectus any circulars, documents or information relating to the Company and/or the Offered Shares and any and all invitations, offers, offer advertisements, publications and other documents, sales and deliveries of Offered Shares have been and will continue to be made in conformity with the provisions of the Portuguese Prospectus and, in particular, that no person to whom Rights are granted by Portuguese law is restricted from exercising them other than merely by laws other than Portuguese law applicable to such person;

(ix)	that all parties are deemed resident in the jurisdiction indicated in the Agreement and entered into the Agreement to which they are expressed to be a party for bona fide commercial reasons and on arm’s length terms;

(x)	that there are no supplemental terms and conditions agreed between the parties to the Agreement that could affect or qualify our opinion as set out herein;

(xi)	that each party to the Agreement has executed each such document in the form of the execution copy which we have examined; and

(xii)	that the Agreement does not, as expressed in the Portuguese Prospectus approved by Comissão do Mercado de Valores Mobiliários, constitute any of the contracts referred to in articles 339º and 340º of the Portuguese Securities Code.

5.	The Agreement is expressed to be governed by the laws of New York. We are not qualified to assess the exact meaning and consequences of the terms of the Agreement under such laws and we have made no investigation of the laws of New York as a basis for the opinion expressed hereinafter and do not express or imply any opinion thereon. Accordingly, our view of the Agreement has been limited to the terms thereof as they appear on the face thereof, without the reference to the general body of New York law incorporated into or made applicable to the Agreement by the choice of law clause contained therein. Furthermore, we have not, in respect of the Agreement, investigated the contents of any non-Portuguese norms, rules of conduct, laws or regulations referred to in such agreements, including, without limitation, statutes or regulations applicable in the United States of America.

6.	We express no opinion:

(i)	on any law other than the laws of Portugal in force and as interpreted at the date hereof;

(ii)	except as explicitly stated below, on international law, including (without limitation) the rules of or issued under or by any bi- or multi-lateral treaty or treaty organisation (unless implemented into the laws of Portugal), or on any anti-trust laws;

(iii)	with regard to the effect of any systems of law (other than the laws of Portugal) even in cases where, under Portuguese law, any foreign laws falls to be applied and we assume that any applicable law (other than Portuguese law) would not affect or qualify our opinion as set out below; or

(iv)	on any commercial, accounting or other non-legal matter or on the factual ability of the Company to meet its financial or other obligations under the Agreement.

7.	Other than expressly stated herein, we have not been concerned with investigating or verifying the accuracy of any facts, representations or warranties set out in the Agreement and the Prospectus. To the extent that the accuracy of such facts, representations and warranties not so investigated or verified and of any facts stated in any of the documents listed above is relevant to the contents of this opinion, we have assumed that such facts, representations and warranties were true and accurate when made and remain true and accurate. Other than to review the documents listed above, we have not examined any contracts, instruments or other documents entered into by or affecting the Company or any corporate records of the Company and we have not undertaken any factual investigations or made any other searches or enquiries concerning the Company and have otherwise assumed that, since the date of the Commercial Registration Certificate referred to above (or before, if unregistered) the Company’s shareholders have not passed a shareholders’ resolution approving a voluntary winding-up of the Company or approving a statutory merger (“fusão”) or division (“cisão”) (as non surviving entity) and that no petition has been presented to a court for the bankruptcy (“falência”), dissolution (“dissolução”) or moratorium of payments of the Company, and that no receiver, trustee, administrator or similar officer has been appointed in respect of the Company or any of its assets.

8.	Where an assumption is stated to be made in this opinion, we have not made any investigation with respect to the matters that are the subject of such assumption and we express no view as to such matters.

9.	For purposes of our opinion in paragraph (v) below we relied upon the Board Resolutions (as defined below) in its current form and that they would not be amended nor modified. Our opinion in paragraph (ix) below is subject, among other things mentioned in the opinion itself, to (a) the general principle that a judgment of competent court will occur prior to enforcement, (b) the nature and kind of legal remedies awarded by a court decision prior to a judicial enforcement procedure, (c) Portuguese legal requirements and limitations, including those having regard to enforcement in kind, (d) the effect of bankruptcy, insolvency, moratorium, fraudulent conveyance, reorganisation, suspension of payments or similar laws affecting creditors’ rights and court decisions with respect thereto, competence of the courts, procedural requirements and recognition of foreign judgements, (e) the rights of debtors, and limitations on the enforcement of a creditor’s remedies under applicable law.

10.	Based upon and subject to the foregoing, and subject to any factual matters, documents or events not disclosed to us by the parties concerned, having regard to such legal considerations as we deem relevant, as of the date hereof and subject to the limitations and qualifications herein contained, it is our opinion that:

(i)	the Company and the Significant Subsidiaries are registered as limited liability companies (“sociedades anónimas”) duly incorporated and validly existing under the laws of Portugal, no mention being made in the certificates of the Commercial Registry Office referred to in this opinion to any steps having been taken for their winding up or for limiting their power or authority to conduct their respective business as described in the Disclosure Documents;

(ii)	according to the Shareholders Registration Books, all of the shares of the Significant Subsidiaries are held by the Company, there being registered in such books no liens or encumbrances (“ónus ou garantias”) on such shares.

(iii)	the Company is not entitled to any immunity on the basis of sovereignty or otherwise in respect of the obligations under the Agreement and, except as disclosed in the Disclosure Documents, namely in respect of assets that are part of the public domain (“domínio público do Estado”) or held under concession of public service, its assets are available for satisfaction of the Company’s liabilities;

(iv)	the Company has an issued share capital which conforms to the description thereof in the Disclosure Documents; all of the issued shares of capital stock of the Company have been registered as duly issued, fully paid and non-assessable; nothing in the Commercial Registration Certificate indicates any deficiency or illegality of any past issuance, authorisation or offer of the issued shares which constitute the current share capital of the Company and there is no registration in the Commercial Registration Certificate in respect of the issue of securities convertible or exchangeable for shares of the Company or of warrants to subscribe or purchase shares of the Company;

(v)	the Board of Directors of the Company has, according to the [•] certificate referred to above, duly and validly adopted on [•] a resolution (the “Board of Directors’ Resolution”) authorising the increase of euro [•] in the Company’s share capital to which the Rights Offering refers, following the powers granted to the Board of Directors by article [•] of the Company’s by-laws; the Board of Directors’ Resolution has received the prior favourable opinion of the Audit

Board which opinion have been confirmed by the [•] certificate mentioned above; pre-emption subscription rights (“the Rights”) have duly and validly arisen in accordance with the articles of association of the Company and the provisions of Portuguese law as a legally automatic effect of any resolution of capital increase for cash; the statements on the contents of the Rights set forth in the Prospectus under the caption “Modalidades da Oferta”, “Direitos de Preferência”, “the Rights Offering”, [“Underwriting”, “Validity of Securities” and “Regulation”], insofar as such description constitutes a summary of certain legal matters referred to therein, fairly summarise the matters disclosed therein;

(vi)	the offering of the Offered Shares to which the Rights refer (“Oferta Pública de Subscrição”) has been approved and registered by the Comissão do Mercado de Valores Mobiliários (“CMVM”), which registration, according to article 118, paragraph 3., of the Portuguese Securities Code (“Código dos Valores Mobiliários”) is grounded on the legality of the offering; based on such registration and the corporate approvals mentioned above, the Company had right and authority to offer for subscription the Offered Shares which amount is to be determined on the Determination Date;

(vii)	the Offered Shares are, as shares in a sociedade anónima, by nature transferable under Portuguese law, and other than described in the Prospectus there are no restrictions generally imposed by Portuguese law on subsequent transfers of the Offered Shares; upon due issuance as referred to below, the Offered Shares will conform to in all material respects, and entitle the holders thereof to the rights summarised in, the description of the Shares in the Prospectus under the captions “Direitos Atribuídos” and “Description of Ordinary Shares” insofar as they purport to summarise certain provisions of law or corporate documents of the Company referred to therein; all of the issued shares of capital stock of the Company (excluding the Offered Shares) are registered as fully paid and are non-assessable;

(viii)	dividends and other similar distributions declared and payable on the shares of capital stock of the Company may, under the current laws and regulations of Portugal, be paid by the Company to the registered holders thereof in euros that, subject to withholding tax as referred in this opinion and summarised in the Prospectus, may be freely transferred out of Portugal; other than withholding tax or other taxes which are summarised in the Prospectus, such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of Portugal; the statements set forth in the Prospectus, under the caption “Regime Fiscal” and “Taxation-Portuguese Taxation” in respect of ordinary shares, ADSs and of dividends and other distributions, insofar as such statements constitute summaries of certain legal matters referred to therein, fairly summarise in all material respects the legal matters disclosed therein;

(ix)	insofar as Portuguese law may be applicable, the Agreement, the Registration Statement [and the ADS Registration Statement] have been duly authorized and executed by the Company; assuming that the Agreement constitutes a valid and legally binding agreement in accordance with its terms under New York law, to the extent it is expressed or deemed to be governed by such law, and due authorization, execution and delivery by the Underwriters, such Agreement, under Portuguese law, will constitute a legally valid and binding agreement of the

Company in accordance with its terms and subject to mandatory provisions of law, including without limitation, those referred to below, and the obligations arising from it are enforceable in Portugal in accordance with Portuguese legal requirements and limitations, including those with respect to enforcement in kind, bankruptcy, insolvency, fraudulent transfer, suspension of payments or other laws referred to below or relating to or affecting creditors’ rights, competence of the courts, procedural requirements and recognition of foreign judgements;

(x)	no Government Authorization or other similar authorisations from public bodies in Portugal is required for (A) the execution and distribution by the Company of the Prospectus, (B) the execution and delivery by the Company of the Agreement and the Deposit Agreement, (C) the [deposit] of the Offered Shares with the Depositary and the issuance of the ADRs evidencing the ADS in respect thereof and (D) the subscription as described in the Prospectus, by the Underwriters (or the subscription by subscribers procured by the Underwriters who are institutional investors as defined in the Portuguese Securities Code (“Código dos Valores Mobiliários”)) of the Remaining Offered Shares in the manner contemplated by the Agreement, except such Government Authorizations or other similar authorisations from public bodies which have been duly obtained and are in force and effect, in particular the above referred registration by Comissão do Mercado de Valores Mobiliários;

(xi)	upon (a) subscription and payment for the Offered Shares; (b) execution of a notarial deed of issuance of such shares; (c) registration of the Offered Shares with the relevant Commercial Registry Office and certain publicity and related formalities; (d) inscription in book-entry securities accounts within the system of Central de Valores Mobiliários; and (e) admission to listing and trading, having been duly completed in accordance with relevant legal and regulatory provisions, no Government Authorization or other similar authorisations from public bodies in Portugal is required for the Offered Shares to be duly issued and listed on Euronext Lisbon and for the ADS to be listed on the New York Exchange;

(xii)	subject to and in accordance with the above, in themselves, the offering and the issue of the Offered Shares by the Company, the execution, delivery and compliance by the Company with all of its obligations under the Agreement and the consummation by the Company of the transactions therein contemplated, do not conflict with or violate the provisions of the by-laws of the Company or the laws of Portugal of general applicability;

(xiii)	the choice of laws of New York as the governing law of the Agreement can legally be effected under the Portuguese rules on conflicts of law on the basis and within the scope of and subject to the limitations arising out of the 1980 Rome Convention on the Law Applicable to Contractual Obligations, subject, in particular, in an action brought before a Portuguese court, to the party or parties specifically pleading and proving the laws of New York; subject to the above, New York law would be applied by such court in matters concerning the interpretation, substance and form of such agreement, except that a Portuguese court would not apply New York law if such law is considered to be contrary to Portuguese public policy (“ordem pública internacional portuguesa”), or Portuguese norms of immediate application, and that, under the Portuguese rules on conflicts of law, certain matters such as those relating to “personal status”, e.g. capacity, are excluded from the choice of law;

(xiv)	the submission by the Company under the Agreement to the jurisdiction of the courts of New York is valid and binding under Portuguese law, within the limits established in the relevant provisions of Portuguese law; service of process effected in the manner set forth in the Agreement, assuming its validity under New York law, will be valid and effective on the Company;

(xv)	a final judgment obtained in a New York court arising out of or in relation to the obligations of the Company under the Agreement is legally capable of recognition in Portugal, subject to fulfilment of applicable prerequisites and recognition procedures (with respect, in particular, to authenticity, res judicata, competency, litis pendency, service of process, non violation of Portuguese public policy (“ordem pública internacional portuguesa”) and Portuguese conflict of laws rules); according to our belief, the indemnification and contribution provisions contained in the Agreement if such Agreement were governed by Portuguese law, would not contravene the principles which have already been qualified by Portuguese courts as public policy in Portugal; the statements set forth in the International Prospectus under the caption Enforcement of Civil Liabilities insofar as such description constitutes a summary of certain legal matters referred to therein, fairly summarise the matters disclosed therein;

(xvi)	other than as described in the Prospectus or in relation to any fees or commissions that may be paid to an authorized financial intermediary in connection with the Rights Offering and any stamp tax applicable to such fees and commissions, no stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable to Portugal or any political subdivision or taxing authority thereof or therein by the Underwriters in connection with (A) the issue and delivery of the Offered Shares by the Company pursuant to the exercise of Rights, (B) the issue and delivery by the Company to the Underwriters of the Remaining Offered Shares in accordance with the terms of the Agreement and in the manner contemplated by the Prospectus and (C) the [deposit] with the Depositary of Offered Shares against the issuance of ADR evidencing the ADS;

(xvii)	according to our belief, being a substitution with retroactive effects under Portuguese Civil Code provisions, the issue of Offered Shares to Nominee Subscribers in the manner contemplated in the Agreement would qualify as a primary subscription and therefore would not be subject to transfer taxes, although we cannot, in the absence of known precedent, express opinion on this subject;

(xviii)	according to the registration granted by Comissão do Mercado de Valores Mobiliários to the Portuguese Prospectus, which registration is unconditional, the Portuguese Prospectus complies as to form, as well as to the structure and organisation of its contents, in all material respects with the requirements of the laws of Portugal and Euronext Lisbon; and

(xix)	in order to ensure the legality, validity, enforceability or admissibility in evidence of the Agreement, it is not necessary that any document be filed, recorded or enrolled with any governmental agency or public authority or other body of Portugal; a documentary stamp duty on agreements executed outside Portugal

(which is at present euro 5 per each agreement) is payable in Portugal and must be paid before an agreement is presented in Portugal for any legal purposes (including before an agreement is brought before a Portuguese court in any proceeding);

(xx)	the Decree-Law nr. [•] and the Council of Ministers Resolutions have been published in the Republic official newspaper (“Diário da República”) as having been validly adopted by the Republic, therefore being in force and effect.

(xxi)	the performance by the Company of the Agreement or the issue of the Offered Shares will not (except as disclosed in the Disclosure Documents) result in a violation of any of the terms or provisions of, or constitute a default under, any mortgage, loan agreement, financial lease or other financial agreement of which such counsel has knowledge to which the Company or any of its Significant Subsidiaries, as the case may be, is a party or by which the Company or any of its Significant Subsidiaries, as the case may be, is bound, except for such violations or defaults that would not have, individually or in the aggregate, [a material adverse effect on the transactions contemplated by the Agreement or the financial condition or results of operations of the Company and its Significant Subsidiaries. – discuss basis for this opinion.]

11.	This opinion expressed above is subject to the following qualifications:

A.	The terms “enforceable”, “legal”, “valid”, “binding” and any combination thereof, where used above, mean that the obligations assumed by the relevant party under the relevant document are of a type which Portuguese law generally recognises or enforces; they do not mean that theses obligations will necessarily be enforced in all circumstances in accordance with their terms; in particular, enforcement before the courts of Portugal will in any event be subject to:

(i)	the degree to which the relevant obligations are enforceable under their governing law (if other than Portuguese law);

(ii)	the nature of the remedies available in such courts (and nothing in this opinion must be taken as indicating that specific performance or injunctive relief would be available as remedies for the enforcement of such obligations);

(iii)	the acceptance by such courts of jurisdiction;

(iv)	the availability of defences such as, without limitation, set-off (unless validly waived), fraud, duress, misrepresentation, undue influence, force majeure, exceptio non adimpleti contractus, error, abatement and counter-claim; and

(v)	the mandatory provisions of Portuguese law as referred to in this opinion;

(vi)	the provisions of any applicable bankruptcy, insolvency, liquidation, reorganisation, moratorium and other similar laws of general application relating to or affecting generally the enforcement of creditors’ rights and remedies, from time to time.

B.	Our opinions set forth in paragraphs (•) and (•) are limited to authorisations, consents or approvals or filings or registrations with or other acts of any court,

governmental agency or body of Portugal which, in our experience, are normally applicable to transactions of the type provided for in the Agreement and the Offered Shares.

C.	The concept of delivery of a document is not known or required under the laws of Portugal to render a document valid, legally binding and enforceable.

D.	In issuing this opinion we do not assume any obligation to notify or to inform of any development subsequent to its date that might render its content untrue or inaccurate in whole or in part at such time.

12.	This opinion:

(i)	expresses and describes Portuguese legal concepts in English and not in their original Portuguese terms; consequently, this opinion is issued and may only be relied upon on the express condition that it shall be governed by and that all words and expressions used herein shall be construed and interpreted in accordance with the laws of Portugal;

(ii)	is strictly limited to the matters set forth herein and no opinion may be inferred or implied beyond that expressly state herein and in particular but without limitation we have not investigated or verified statements of fact or the reasonableness of any statements of opinion contained in the Prospectus;

(iii)	is furnished by us, as Portuguese counsel to the Company, to the Underwriters pursuant to the request contained in the Agreement. Except as expressly approved by us in writing this opinion may not be disclosed or delivered to or relied upon by any other person, it being understood that it is given as of the date hereof and may not be relied upon as of any later date.

Very truly yours,

By and on behalf of Morais Leitão, Galvão Teles, Soares da Silva & Associados

ANNEX H

Form of Legal Opinion Of Patterson, Belknap, Webb & Tyler, Counsel to The Depositary

1.	The Deposit Agreement has been duly authorized, executed and delivered by the Depositary and constitutes the valid and legally binding agreement of the Depositary, enforceable against the Depositary in accordance with its terms except to the extent that (a) enforcement thereof may be limited by (1) bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws now or hereafter in effect relating to or affecting creditors’ rights generally, and (2) general principles of equity (regardless of whether enforceability is considered in a proceeding in law or in equity), and (b) rights to indemnity and contribution may be limited by United States federal or state securities laws or public policy;

2.	The ADSs issued in accordance with the terms and conditions of the Deposit Agreement and the Registration Statement delivered to the [Underwriter] in connection with the transaction contemplated in the [Underwriting Agreement] are duly and validly issued and entitle the Holders thereof (as defined in the Deposit Agreement) to the rights specified therein and in the Deposit Agreement; and

3.	The Registration Statement has been declared effective under the United States Securities Act of 1933, as amended, and, to our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been initiated or threatened. The Registration Statement complies as to form in all material respects with the requirements of the United States Securities Act of 1933, as amended, and the rules and regulations adopted by the Securities and Exchange Commission thereunder, in each case as known to us to be interpreted by the Staff of the Securities and Exchange Commission at this time.

H-1

ANNEX I

Form of comfort letter of PricewaterhouseCoopers

[PWC LETTERHEAD]

This draft is furnished solely for the purpose of indicating the form of letter which we would expect to be able to furnish Banco Comercial Português, S.A., Caixa - Banco de Investimento, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited, and UBS Limited in response to their request, the matters expected to be covered in the letter, and the nature of the procedures which we would expect to carry out with respect to such matters. Based on our discussions with Banco Comercial Português, S.A., Caixa - Banco de Investimento, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited, and UBS Limited, it is our understanding that the procedures outlined in this draft letter are those they wish us to follow. Unless Banco Comercial Português, S.A., Caixa - Banco de Investimento, S.A., Caixa Geral de Depósitos, S.A., Goldman Sachs International, Morgan Stanley & Co. International Limited, and UBS Limited inform us other wise, we shall assume that there are no additional procedures they wish us to follow. The text of the letter itself will depend, of course, on the results of the procedures, which we would not expect to complete until shortly before the letter is given and in no event before the cutoff date indicated therein.

[            ], 2004

EDP – Electricidade de Portugal, S.A.

and

Banco Comercial Português, S.A.,

Caixa - Banco de Investimento, S.A.,

Caixa Geral de Depósitos, S.A.,

Goldman Sachs International,

Morgan Stanley & Co. International Limited,

UBS Limited,

as representatives of the several underwriters (the “Underwriters”), named in Schedule I to the Underwriting Agreement dated [            ], 2004

Ladies and Gentlemen:

[Non-US version: We report to you in accordance with our letter of engagement dated [            , 2004].] We have audited the consolidated financial statements of EDP - Electricidade de Portugal, S.A. (the “Company”) and subsidiaries as of December 31, 2003, and for the three years ended December 31, 2003, included in the Company’s annual report on Form 20-F for the year ended December 31, 2003 (the “Form 20-F”), incorporated by reference in the [registration statement (No. 333-117209) including a base prospectus on Form F-3 filed by the Company under the Securities Act of 1933 (the “Act”) on July 7, 2004; our report with respect thereto is also incorporated by reference in such registration statement. Such registration statement on Form F-3, including the Prospectus Supplement dated [                        ][Letter date], 2004, and any other documents incorporated by reference therein, is herein referred to as the “Registration Statement”.

In connection with the Registration Statement:

1.	We are independent certified public accountants with respect to the Company within the meaning of the Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission (SEC).

2.	In our opinion, the consolidated financial statements audited by us and incorporated by reference in the Registration Statement comply as to form in all material respects with the applicable accounting requirements of the Act and the Securities Exchange Act of 1934 and the related rules and regulations adopted by the SEC.

3.	We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2003; although we have conducted an audit for the year ended December 31, 2003, the purpose (and therefore the scope) of such audit was to enable us to express our opinion on the consolidated financial statements as of December 31, 2003 and for the year then ended, but not on the financial statements for any interim period within such year. Therefore, we are unable to and do not express any opinion on the unaudited condensed consolidated balance sheet as of June 30, 2004; the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the six month periods ended June 30, 2004 and 2003 included in the Company’s periodic report on Form 6-K for the six months ended June 30, 2004, incorporated by reference in the Registration Statement or on the financial position, results of operations or cash flows as of any date or for any period subsequent to December 31, 2003.

4.	For purposes of this letter, we have read the minutes of the 2004 meetings of the stockholders, the Board of Directors and the Audit Committee of the Company and its subsidiaries as set forth in the minute books at [ ][Cutoff Date], 2004, officials of the Company having advised us that the minutes of all such meetings through that date were set forth therein (except for the minutes of the [ ] meeting which were not approved in final form, for which drafts were provided to us; officials of the Company have represented that such drafts include all substantive actions taken at such meeting), and have carried out other procedures to [cut-off date; a maximum of 5 calendar days before date of delivery of the letter], 2004 (our work did not extend to the period from [cut-off + 1] to [delivery date][Letter Date], 2004 inclusive) as follows:

(i)	With respect to the six month periods ended June 30, 2004 and 2003, we have:

(i)	performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in SAS No. 100, Interim Financial Information, on the unaudited condensed consolidated balance sheet as of June 30, 2004, and unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the six month period ended June 30, 2004 and 2003 incorporated by reference in the Registration Statement; and

(ii)	inquired of certain officials of the Company who have responsibility for financial and accounting matters whether the unaudited consolidated condensed financial statements referred to under (a)(i) above comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

(ii)	With respect to the period from July 1, 2004 to [July/August] 31, 2004, we have:

(i)	read the unaudited consolidated financial information of the Company and the subsidiaries for [July] of both 2003 and 2004 furnished to us by the Company, officials of the Company having advised us that no such financial information as of any date or for any period subsequent to [July] 31, 2004 were available. The financial information for [July] of both 2003 and 2004 is incomplete in that it omits the [statements of cash flows and other disclosures]; and

(ii)	inquired of certain officials of the Company who have responsibility for financial and accounting matters as to whether the unaudited financial information referred to under 4(b)(i) above are stated on a basis substantially consistent with that of the audited financial statements incorporated by reference in the Registration Statement.

The foregoing procedures do not constitute an audit made in accordance with generally accepted auditing standards. Also, they would not necessarily reveal matters of significance with respect to the comments in the following paragraph. Accordingly, we made no representations as to the sufficiency of the foregoing procedures for your purposes.

5.	Nothing came to our attention as a result of the foregoing procedures, however, that caused us to believe that:

(i)	Any material modifications should be made to the unaudited condensed consolidated financial statements described in 4(a)(i), incorporated by reference in the Registration Statement, for them to be in conformity with generally accepted accounting principles (ii) The unaudited condensed consolidated financial statements described in 4(a)(i) above do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related rules and regulations adopted by the SEC.

(ii)	at [July/August] 31, 2004 there was any change in the capital stock, increase in long-term debt or any decreases in consolidated net current assets (working capital) of the Company and subsidiaries consolidated as compared with amounts shown in the June 30, 2004 unaudited condensed consolidated balance sheet incorporated by reference in the Registration Statement or (ii) for the period from July 1, 2004 to [July/August] 31, 2004, there were any decreases, as compared with the corresponding period in the preceding year, in consolidated net sales except in all instances for changes, increases or decreases which the Registration Statement discloses have occurred or may occur.

6.	As mentioned in 4(b), Company officials have advised us that no consolidated financial data as of any date or for any period subsequent to [July/August] 31, 2004 are available; accordingly, the procedures carried out by us with respect to changes in financial statement items after [July/August] 31, 2004 have, of necessity, been even more limited than those with respect to the periods referred to in 4. We have inquired of certain officials of the Company who have responsibility for financial and accounting matters as to whether (i) at [cut-off date to be no greater than 135 days after 30 June] there was any change in the capital stock, increase in long-term debt or decreases in consolidated net current assets (working capital) of the Company and subsidiaries consolidated as compared with amounts shown on the June 30, 2004 condensed consolidated balance sheet incorporated by reference in the Registration Statement; or (ii) for the period from July 1, 2004 to [cut-off date to be no greater than 135 days after 30 June], there were any decreases, as compared with the corresponding period in the preceding year, in consolidated net sales.

On the basis of these inquiries and our reading of the minutes as described in 4, nothing came to our attention that caused us to believe that there was any such change, increase or decrease, except in all instances for changes, increases or decreases which the Registration Statement discloses have occurred or may occur.

7.	For purposes of this letter, we have also read the items identified by you on the attached copy of the prospectus forming part of the Registration Statement and have performed the and have performed the procedures enumerated in Exhibit A. We make no comment as to whether the SEC would view any non-GAAP financial information included in the Registration Statement as being compliant with the requirements of Regulation G or Item 10 of Regulation S-K:

1 – Compared amounts with the corresponding amounts in the Company’s audited consolidated financial statements for the applicable period incorporated by reference in the Registration Statement and found them to be in agreement, after giving effect to rounding, if applicable. As applicable, we make no representation as to the reasons set forth in the Registration Statement for any increase or decrease in the amounts or percentages;

2 – Recomputed amounts or percentages from amounts in the Company’s audited consolidated financial statements for the applicable period incorporated by reference in the Registration Statement and found them to be in agreement after giving effect to rounding, if applicable.. As applicable, we make no representation as to the reasons set forth in the Registration Statement for any increase or decrease in the amounts or percentages;

3 – Compared the amount with the corresponding amount included in the Company’s accounting records and found it to be in agreement after giving effect to rounding, if applicable.. As applicable, we make no representation as to the reasons set forth in the Registration Statement for any increase or decrease in the amounts or percentages;

4 - Compared the amount to a corresponding amount in the unaudited interim consolidated financial statements of the Company incorporated by reference in the Registration Statement and found such amount to be in agreement (after giving effect to rounding, if applicable). However, where applicable we make no comment with respect to reason given for changes between periods.

5 - Compared the amount, ratio or percentage, as appropriate, to a schedule prepared by the Company from its accounting records and found such amount to be in agreement. We (a) compared the amounts on the schedule to corresponding amounts appearing in the accounting records and found such amounts to be in agreement and (b) determined that the schedule was mathematically correct. However, we make no representation as to the appropriateness of the exchange rate used or the reasons set forth in the Registration Statement for any increase or decrease in the amounts or percentages.

8.	Our audit of the financial statements for the periods referred to in the introductory paragraph of this letter comprised audit tests and procedures deemed necessary for the purpose of expressing an opinion on the financial statements taken as a whole. For none of the periods referred to therein, or any other period did we perform audit tests for the purpose of expressing an opinion on individual balances of accounts or summaries of selected transactions such as those enumerated above, and accordingly, we express no opinion thereon. 9. It should be understood that we make no representations regarding questions of legal interpretation or regarding the sufficiency for your purposes of the procedures enumerated in the preceding paragraphs; also, such procedures would not necessarily reveal any material misstatement of the amounts or percentages listed above. Further, we have addressed ourselves solely to the foregoing data as set forth in the Registration Statement and make no representations regarding the adequacy of disclosure or regarding whether any material facts have been omitted.

9.	This letter is solely for the information of the addressees and to assist the underwriters in conducting and documenting their investigation of the affairs of the Company in connection with the offering of the securities covered by the Registration Statement, and is not to be used, circulated, quoted, or otherwise referred to within or without the underwriting group for any other purpose, including but not limited to the registration, purchase, or sale of securities, nor is it to be filed with or referred to in whole or in part in the Registration Statement or any other document, except that reference may be made to it in the underwriting agreement or in any list of closing documents pertaining to the offering of the securities covered by the Registration Statement.

10.	[U.S. version: This letter is intended for use within the United States and Canada in connection with the offering or sale of securities. It is not to be used in any other jurisdiction whatsoever.] / [Non-U.S. version: This letter is intended for use only by the addressees of this letter outside the United States and Canada in connection with the offering or sale of securities. It is not to be used in the United States and Canada.]

Yours very truly,

ANNEX J

Form of Legal Opinion Of The Head of Legal Office Of The Company

(1)	To the best knowledge of such counsel and after reasonable inquiry, the Company and its Significant Subsidiaries have good and marketable title to all real property and assets owned or used by them, in each case free and clear of all liens, encumbrances and defects, except such as are described in the Disclosure Documents or such as do not materially affect the value of such property or assets, and do not interfere with the use made and, to the extent known to such counsel, proposed to be made of such property and assets by the Company and its Significant Subsidiaries;

(2)	To the best knowledge of such counsel and after reasonable inquiry, and other than as set forth in Disclosure Documents, the Company and its Significant Subsidiaries have applied for or obtained all licenses, franchises, rights, concessions, certificates, permits, authorizations, approvals or orders of and from all Governmental Agencies necessary to own, use, lease and operate their properties and conduct their businesses as described in the Disclosure Documents, except for such licenses, franchises, rights, concessions, certificates, permits, authorizations, approvals and orders the failure to obtain which will not have a material adverse effect on the financial condition or results of operations of the Company and its Significant Subsidiaries;

(3)	To the best knowledge of such counsel and other than as set forth in the Disclosure Documents, there are no legal or governmental proceedings pending to which the Company or any of its Significant Subsidiaries is a party or of which any property of the Company or any of its Significant Subsidiaries is the subject which, if determined adversely to the Company or any of its Significant Subsidiaries, would individually or in the aggregate have a material adverse effect on the current financial position, shareholders’ equity or results of operations of the Company and of its Significant Subsidiaries; and no such proceedings are threatened or contemplated by any Governmental Agency or threatened by others;

(4)	To the best knowledge of such counsel and after reasonable inquiry, neither the Company nor any of its Significant Subsidiaries are in default in the performance or observance of or any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties or operations may be bound; and

(5)	To the best knowledge of such counsel and after reasonable inquiry, except as disclosed in the Disclosure Documents and except for such matters that would not, individually or in the aggregate, have a material adverse effect on the business, financial position, shareholders’ equity or results of operations of the Company and of its Significant Subsidiaries, (a) the Company and its Significant Subsidiaries are in compliance with all applicable regulations, orders, rules and decrees, including EC Directives on Environment implemented by Portuguese law (all together the “Environmental Law”); (b) each of the Company and its Significant Subsidiaries possesses all permits, authorizations, licenses and approvals necessary to the current and, to the extent known, future conduct of its business required under any Environmental Law; and (c) the Company and its Significant Subsidiaries are not subject to any current claims, liabilities, costs, proceedings, investigations, operating

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restrictions, increased operating expenditures, or circumstances likely to result in any of the foregoing that relate to contamination, air emissions, pollution or to any current Environmental Law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2004

EDP- Energias de Portugal, S.A.

By:	/s/ Rui Horta e Costa
Name:	Rui Horta e Costa
Title:	Chief Financial Officer